Exhibit 99.1
BIODIESEL FEASIBILITY STUDY
FOR
NORTHWEST IOWA RENEWABLE ENERGY
AKRON, IOWA
Final Report
PREPARED BY:
FRAZIER, BARNES AND ASSOCIATES, LLC
MEMPHIS, TN 38104
901-725-7258
October 10, 2005
©FBA 2005

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TABLE OF CONTENTS

TABLE OF CONTENTS	2
I. INTRODUCTION	3
II. INDUSTRY OVERVIEW	4
A. History of the Biodiesel Industry	4
B. Biodiesel Plants and Plant Locations	4
C. Biodiesel Definitions	8
D. Biodiesel Specification	8
E. Environmental Benefits	9
III. FEEDSTOCK FOR BIODIESEL PRODUCTION	10
A. Types of Feedstock	10
B. Biodiesel Feedstock Cost Sensitivity	11
C. Other Feedstock Considerations	13
D. Feedstock for Stand-Alone Biodiesel Plant	15
1. Virgin Oil	15
2. Greases & Fats	20
3. Other Feedstocks	29
IV. REGULATIONS AND INCENTIVE PROGRAMS	35
A. Energy Policy Act	35
B. Renewable Fuel Standard (RFS)	37
C. Bioenergy Program	38
D. The 2005 Energy Bill and the Biodiesel Tax Credit	39
E. State Programs	40
V. BIODIESEL PRODUCT MARKETS	43
A. Biodiesel Demand Projections	43
B. EPA Low-Sulfur Diesel Fuel Regulation Impact	47
C. Meeting Emission Standards with New Diesel Engine Technology	50
D. Sales Channels for Biodiesel Products	51
E. Sales Channels for Glycerin By Product	53
F. Rail Transportation Considerations	56
VI. BIODIESEL PRODUCTION	57
A. Chemical Fundamentals of Biodiesel Production	57
B. Mass Balance	58
C. Biodiesel Production Technology	59
VII. SITE COMPARISON ANALYSIS	65
VIII. FINANCIAL AND ECONOMIC ANALYSIS	68
VIII. CONCLUSIONS AND RECOMMENDATIONS	68
Project Conclusions:	68
Preliminary Risk Assessment:	70
Recommendations:	72
IX. ATTACHMENTS	74
This report is intended for the sole and exclusive benefit of Northwest Iowa Renewable Energy and no other entity may rely on the findings or recommendations contained herein unless such party agrees to be bound by the terms of that certain agreement dated June 16, 2005 between Frazier, Barnes & Associates, LLC and Northwest Iowa Renewable Energy.

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I. INTRODUCTION
Northwest Iowa Renewable Energy (NIRE) is a newly created company formed with the intent of developing a biodiesel project in Plymouth County Iowa. This feasibility study provides the information that will assist Northwest Iowa Renewable Energy in determining whether to proceed with a Biodiesel Production project utilizing technology by the Renewable Energy Group, a joint venture between West Central Soya and Todd & Sergeant.
Frazier, Barnes & Associates, LLC (FBA Consulting) utilized its knowledge and experience in the biodiesel production and the refining industries as well as proprietary and public information to develop this report. FBA has conducted numerous biodiesel feasibility studies throughout the United States including site specific, statewide and regional analyses and is recognized as a leading authority on biodiesel production. FBA’s biodiesel study clients include grain companies, petroleum distributors, oilseed processors, agricultural oilseed producer groups and independent investors.
FBA has interviewed existing biodiesel producers, potential feedstock suppliers and brokers, railroad representatives, biodiesel technology providers, oilseed processors and other parties interested in biodiesel to prepare the material for this report.
This feasibility study analyzes the feedstock, processing and product market factors related to a proposed biodiesel production plant in Plymouth County, Iowa. FBA has assessed the risks and potential rewards associated with this particular project to determine whether a large scale biodiesel production facility is suitable for an Akron, Iowa (or nearby) location, particularly in light of the rapid growth of the industry, the recent passage of a tax incentive for biodiesel by the U.S. government and fuel prices that are escalating well beyond historic averages.
The inherent risks for a project of this scale are equivalent to other agricultural processing projects of similar scale – feedstock procurement and product marketing. Both of these issues have been addressed in the feasibility analysis, but will need to be further developed in a Business Plan and a comprehensive Marketing Plan. Ultimate success will be a function of the implementation of the plans, the hiring of qualified personnel, adequate project financing and technology process guarantees. Once the plant becomes operational, feedstock procurement and product quality control will become two of the most important factors in the long-term success of the operation.
It is anticipated that the project may result in construction and operation of a 30 million gallon per year biodiesel facility that utilizes multiple feedstocks including animal fats, degummed soybean oil and possibly waste vegetable oil from regional suppliers.

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II. INDUSTRY OVERVIEW
A. History of the Biodiesel Industry
Biodiesel is the fastest growing renewable fuel in the United States with an average growth rate in excess of 100% per year over the past five years.
Biodiesel is renewable, environmentally friendly and mixes easily with diesel fuel at rates between 2% and 100%. Biodiesel improves the lubricity of petroleum based diesel fuel significantly at inclusion levels as low as 2%.
The biodiesel industry is still in its infancy when compared to the ethanol industry. The U.S. consumes approximately 140 billion gallons of gasoline and 65 billion gallons of diesel fuel (38 billion gallons of which is consumed on-road) annually, with an increasing amount coming from imports (See Attachment 1 – U.S. Imports of Petroleum Products). While the ethanol industry produces 4.0 billion gallons of ethanol each year, or 2.8% of the U.S. gasoline market, the biodiesel industry produces approximately 50 million gallons of biodiesel each year, or 0.07% of the U.S. diesel fuel market. To meet the most conservative expectations of U.S. biodiesel market demand, the biodiesel industry would need to construct the equivalent of 26 additional fifteen million gallon biodiesel plants over the next several years, or a total of an additional 390 million gallons of production.
B. Biodiesel Plants and Plant Locations
There are currently more than forty biodiesel manufacturing facilities that are registered with the Environmental Protection Agency (E.P.A.) to produce and sell biodiesel in the continental United States and are members of the Bioenergy Program. These existing plants are typically located in areas with access to biodiesel feedstock. The most predominant feedstock in the Midwest is soybean oil, but in other areas it could be other types of virgin or recycled vegetable oil or animal fats. In spite of biodiesel feedstock prices that are higher than historical averages, biodiesel production interest remains strong throughout the country and its price is competitive with petroleum diesel fuel.
The following map shows the locations of current and announced commercial scale biodiesel production facilities in the U.S. according to the National Biodiesel Board.

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Source: National Biodiesel Board and FBA Consulting
In addition to the commercial scale plants indicated above, there are other plants that operate in the U.S. on a smaller scale (less than 1 – 2 million gallons/year). Those plants are not listed because they may not be registered to sell fuel and therefore are not available for reporting purposes. Interest in commercial scale biodiesel projects across the United States is growing rapidly since the passage of the biodiesel Blender’s Tax Credit in October 2004 and the subsequent extension of that credit through 2008 in the Energy Bill.
Unlike ethanol, there is no “standard” capacity for existing biodiesel production plants in the U.S. The majority of the plants are capable of producing between 2 and 12 million gallons per year. Most of the plants that are being proposed appear to be in the 10 — 30 million GPY range due to the capital and operating economy of scale advantages when compared to smaller plant sizes. As the industry grows, it is expected that the plant size will contintue to increase much like the ethanol industry, limited primarily by feedstock and capital availability.
It is estimated that 90% of the biodiesel currently being produced in the U.S. is currently produced from a soybean oil feedstock. The majority of plants, and certainly the largest biodiesel producers currently utilize soybean oil because of its availability and technology capability. This ratio will change over time as more plants are designed with

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flexible feedstock capability – the ability to process various feedstocks through the same facility.
Ag Processing, Inc. and West Central Soy (part of Renewable Energy Group) are soybean processing firms that produce the feedstock for their biodiesel plant, thus they are vertically integrated back to the virgin oil feedstock supply. Griffin Industries collects yellow grease and waste vegetable oil (WVO) through an established network of trucks and thus they are also vertically integrated back to their feedstock. Griffin also uses soybean oil as a feedstock to their biodiesel facility from time to time depending on economics.
Most of the existing plants are “stand-alone” facilities that purchase their feedstock from oilseed processing firms, third-party marketing firms or rendering firms. These biodiesel producers are more reliant upon others and thus have a lower level of feedstock supply security. Many of the biodiesel clients that FBA has consulted with are considering vertical integration back to a primary feedstock supply and are considering multiple feedstock capability at some phase of their biodiesel project development. Northwest Iowa Renewable Energy is considering a “stand-alone” biodiesel facility that is capable of producing biodiesel from multiple feedstock types. As more and larger biodiesel firms enter the marketplace, security of feedstock will become increasingly important and more of a risk factor for firms that are not vertically integrated.
The number of proposed biodiesel projects is expanding quickly as a result of higher fuel prices and state and federal incentives. While 2005 production is estimated to be between 50 and 60 million gallons, the capacity from proposed projects holds the potential to increase inflate production substantially.
Of course, not all “proposed” plants will ultimately be constructed. For a variety of reasons, some of the announced biodiesel projects will not be built. Proposed capacity is a factor that should be considered in the construction of a new facility. A list of the proposed projects, their location and estimated size is included to indicate potential competitors for the Northwest Iowa Renewable Energy project. This list is as follows:

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Proposed Biodiesel Facilities in the U.S.

			Estimated
Company	Location		Size (Mgy)	Contact
Plants Announced American Ag Fuels, LLC	Defiance	Ohio	x	Steve Lankenau
American Biofuels	Buckeye	Arizona	x	William Fowler
AMPM Environmental Services	Moscow	Tennessee	10	Steve Hale
Anamax	Green Bay	Wisconsin	20	Mike Langenhorst
Baker Commodities	Seattle	Washington	10	Dick Hinthorne
Biomass Energy Services	Tifton	Georgia	7	Randy Parker
Blackhawk Biofuels, LLC	Stephenson Cty.	Illinois	30	Stephenson Cty Farm Bur.
Blue Sun Biodiesel	Alamosa	Colorado	3	Jeff Probst
Buckeye Biofuels	Buckeye	Arizona	x	Michael Knee
Cargill	Iowa Falls	Iowa	37	Henry Long
Clinch River Valley Energy Group	Sevierville	Tennessee	x	Bill Hoffman
Earth Biofuels	Durant	Oklahoma	10	Tommy Johnson
Filter Specialty Bioenergy LLC	Autryville	North Carolina	1	Charles Jackson
Indiana Clean Energy	Benton Cty.	Indiana	50	Jim Collins
Jacksonville Biodiesel Partners	Jacksonville	Florida	x	Kevin Delaney
Jatrodiesel Inc.	Mason	Ohio	x	Not Available
Louis Dreyfus Corp.	Claypool	Indiana	100	Mike Manal
Mid America Biodiesel	Mt. Carmel	Illinois	40	Claude Wilson
Mid America Biofuels (ADM)	Mexico	Missouri	30	Warren Stemme
Mid-Atlantic Biodiesel	Clayton	Delaware	x	Marty Ross
Mid-States Biodiesel	Nevada	Iowa	x	Gary Bogenrief
Minnesota Soybean Processors	Brewster	Minnesota	30	Robert Kirchner
Missouri Biofuels	Bethel	Missouri	x	Lindell Smith
National Trails, LLC	Effingham Cty.	Illinois	30	John Gaus
Natural Fuel & Energy	Houston	Texas	40	Ronald Reilly
Next Gen Fuels	Fulton	New York	5	Jeff DeWeese
Atlantic Bioenergy, LLC	Mt. Olive	North Carolina	30	Sam Brake, Jr.
North Dakota Biodiesel	Grand Forks	North Dakota	30	Faulk Beindorff
Peach State Labs	Shannon	Georgia	20	Mick Williams
Pioneer Valley Biodiesel Cooperative	Greenfield	Massachusets	10	Thomas Leue
Prairie Pride Inc.	Bates County	Missouri	30	Marvin Oerke
Simple Fuels LLC	Reno	Nevada	x	Not Available
Soymor	Glenville	Minnesota	30	Gary Pestorias
Sustainable Systems, Inc.	Culbertson	Montana	10	Mike McGowan
Valley Protein	Pittsburg	Pennsylvania	10	Not Available
Western Iowa Energy, LLC	Sac City	Iowa	30	Jim Venner
Plants Proposed (unannounced) Proposed Plant	Houston	Texas	25	Confidential Client
Countrymark Co-op	Mt. Vernon	Indiana	20	Charlie Smith
Proposed Plant	Phoenix	Arizona	30	Confidential Client
Proposed Plant	Marble Rock	Iowa	30	Confidential Client
Proposed Plant	Greenville	Mississippi	10	Confidential Client
Proposed Plant	Atchison County	Missouri	30	Confidential Client
Proposed Plant	SW	New Jersey	20	Confidential Client
Biodiesel Fuels of Mississippi	Pearl	Mississippi	3	Tommy Johnson
Proposed Plant	Biloxi	Mississippi	5	Confidential Client
Total Potential Biodiesel Production			826
Source: FBA Consulting
The total capacity including “proposed plants” and existing plants is in excess of 1 billion gallons of biodiesel.

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C. Biodiesel Definitions
Biodiesel is an alternative fuel that can be used in neat (pure) form, or blended with petroleum diesel for use in compression ignition (diesel) engines. Its physical and chemical properties as it relates to the operation of diesel engines are similar to petroleum based diesel fuel. The official definition for biodiesel is:
“Biodiesel” – a fuel comprised of mono-alkyl esters of long chain fatty acids derived from vegetable oils or animal fats, designated B100.
Biodiesel is typically produced by a reaction of a vegetable oil or animal fat with an alcohol such as methanol or ethanol, in the presence of a catalyst to yield mono-alkyl esters and glycerin, which are separated. The finished biodiesel derives approximately 10% of its mass from the reacted alcohol. Although biodiesel is considered a renewable fuel, the alcohol used in the reaction may or may not come from renewable resources.
“Biodiesel Blend” – a blend of biodiesel fuel with petroleum-based diesel fuel.
In the abbreviation, BXX, XX represents the volume percentage of biodiesel fuel in the blend. For example, B2 represents a blend of 2% biodiesel and 98% petroleum diesel.
D. Biodiesel Specification
In the U.S., the industry organization that defines the consensus specifications for fuels is the American Society for Testing and Materials (ASTM). In the case of diesel fuel (including biodiesel), the responsibility for setting standards lies within ASTM Committee D02 on Petroleum Products and Lubricants. In order to assure that the standards are rigorous and robust, ASTM Committee D02 is comprised of fuel producers, engine equipment manufacturers, and third party interests (users, government agencies, consultants). ASTM also uses a complex balloting process in which a single negative vote is enough to defeat a ballot, so this is truly a consensus organization. Consequently, an ASTM standard is not easily achieved. In fact, some standards can take over 10 years to gain agreement and be issued by ASTM. The biodiesel standards effort within ASTM began in earnest in 1994 and concluded in less than ten years. This rigorous, time-consuming process is why ASTM standards are recognized and adopted by others worldwide.
The specification for pure B100 (100% biodiesel) is described by the ASTM specification for biodiesel, ASTM D 6751. A complete copy of D 6751 can be obtained for a fee on the ASTM website at www.astm.org. (Attachment 2 includes a Summary of Biodiesel and Petroleum Diesel Specifications). D 6751 was approved in December of 2001, and copies became available from ASTM in the spring of 2002. This standard represents a significant milestone for biodiesel and is the result of many years of hard work. ASTM D6751-03 is based upon the original D-6751 Standard and differentiates between 500 ppm sulfur and 15 ppm sulfur levels. Any biodiesel facility that produces biodiesel for commercial use must make a product that consistently meets these ASTM standards.

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E. Environmental Benefits
Biodiesel can be used in any diesel engine with little or no engine modification even at a B100 level (100% biodiesel). Biodiesel can also be blended at any ratio from 1% to 100% (pure or neat biodiesel) and has been shown to improve the engine fuel lubricity even at the lowest blended ratio of 1%. In most cases, biodiesel must be blended at a rate of 2% for it to be considered “biodiesel”.
When compared to petroleum diesel fuel, biodiesel provides significant reductions in harmful emissions. Biodiesel significantly improves air quality, is biodegradable and is less toxic than table salt.
The environmental benefits of biodiesel have been proven through some of the most rigorous testing of any renewable fuel. Biodiesel is the first and only alternative fuel to have a complete evaluation of emission results and potential health effects submitted to the U.S. Environmental Protection Agency (EPA) under the U.S. Clean Air Act Section 211 (b). These programs include the most stringent emissions testing protocols ever required by EPA for certification of fuels or fuel additives.
The following spreadsheet highlights the specific emission reductions that can be achieved by using biodiesel:
Average Biodiesel Emissions Compared to Petroleum Diesel*

Emission	Reduction (-)
Type	or Increase
Regulated	B100	B20
Total Unburned Hydrocarbons	-67%	-20%
Carbon Monoxide	-48%	-12%
Particulate Matter	-47%	-12%
Nox	10%	2%

Non-Regulated
Sulfates	-100%	-20	%*
PAH (Polycyclic Aromatic Hydrocarbons)**	-80%	-13%
nPAH (Nitrated PAH’s)**	-90%	-50	%***
Ozone Potential of Speciated HC	-50%	-10%

*	Estimated from B100 result

**	Average reduction across all compounds measured

***	2-nitroflourine results were within test method variability

*	Based upon EPA compilation of test results
It is clear from the testing that has been performed that biodiesel significantly reduces most of the regulated and non-regulated emissions when compared to traditional petroleum diesel, with the only exception being NOx, which can be effectively controlled

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with the use of normal mechanical remediation techniques such as catalysts or timing adjustments. Recently commercialized additives have proven that NOx reductions up to 13% can be realized. A review of various testing data by the National Renewable Energy Laboratory (NREL) has shown some discrepancies in the NOx impact of biodiesel. Some testing, under road conditions, actually shows a net decrease in NOx. It is suggested that there is significant variation between engines and applications when NOx is studied. In reality, the NOx impact of biodiesel may be closer to neutral. Because of the extremely low particulate emissions, biodiesel is used in many environmentally sensitive situations such as ski resorts, marine motor use and other situations that would have a detrimental impact from harmful petroleum diesel fuel emissions.
Sulfur oxides and sulfates emissions can be nearly eliminated with the use of pure biodiesel.
Public support for biodiesel has been acknowledged from many different well known environmental organizations. Environmental Defense (formerly the Environmental Defense Fund) is a national nonprofit organization with 300,000 members that links science, economics, and law to create innovative, equitable, and economically sensible solutions to today’s environmental problems. ED’s “Cleaner Diesel Handbook” cites biodiesel as one of several means to reduce air pollution from diesel engines [http://www.environmentaldefense.org/documents/3989_DieselHandbook_CleanerFuelsAdditives.pdf]. Further, Environmental Defense supports the use of biofuels such as ethanol and biodiesel because of the net carbon dioxide emissions reduction of these renewable fuels [http://www.environmentaldefense.org/documents/492_carbon_brochure.pdf].
Greenpeace supports the use of biodiesel as evidenced by their operation of the “Rolling Sunlight,” a biodiesel operated truck featuring 256 square feet of solar panels. The truck is capable of producing 2.4 kilowatts of sun power, enough to continuously power three energy efficient homes [http://www.greenpeace.org/usa/news/the-rolling-sunlight-solar-po ].
The United States Department of Energy’s “Clean Cities Program” supports the use of alternative fuels blends through its “Clean Cities” Coalitions. “Blending relatively low levels of alternative fuels with conventional fuels is an important option for reducing petroleum use and an important strategy in the Clean Cities Program portfolio.”
III. FEEDSTOCK FOR BIODIESEL PRODUCTION
A. Types of Feedstock
Fats and oils that can be used in biodiesel production can come from a variety of plant and animal sources. Although there are many different feedstocks that can be used to make biodiesel that will meet ASTM specifications, the variance between their physical and molecular structures may require different preprocessing capabilities to ensure a

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consistent methyl ester that meets those specifications. Therefore the higher number of feedstocks and the quality of such feedstocks will impact the overall cost and complexity of the biodiesel production facility.
Because of this cost and complexity issue, many existing biodiesel manufacturers choose to produce biodiesel from as few types of feedstock as possible. Generally, biodiesel can be produced from any of the following types of feedstocks.
•	Virgin Vegetable Oil – Soybean, Canola, Rapeseed, Corn, Sunflower, etc.

•	Waste Vegetable Oil – Used oil collected from restaurants (Yellow Grease)

•	Rendered Animal Fats –Beef Tallow, Pork Fats, Fish oil or Poultry fats
Smaller scale biodiesel facilities are usually more limited to higher quality (and higher cost) feedstock because pre-processing in low volume is cost prohibitive. Larger scale facilities such as the proposed Northwest Iowa Renewable Energy facility can justify more extensive pre-processing capability, but need access to a more abundant source of feedstock to supply the plant. This is one of the primary reasons that they have considered the utilization of virgin vegetable oils and rendered animal fats.
B. Biodiesel Feedstock Cost Sensitivity
The cost of the feedstock used in biodiesel typically comprises 70% to 90% of the overall cost of producing biodiesel depending on the cost of the feedstock and the size of the plant, which impacts operating cost. Generally, the feedstock cost for a biodiesel facility that utilizes degummed soybean oil would represent a higher percentage of the cost of goods sold than a biodiesel facility that utilizes waste vegetable oil. There are exceptions of course, such as the expectation that lower quality feedstocks may require more extensive pre-processing which may offset much of the advantage of the initial feedstock cost. In addition, lower quality feedstocks typically lead to yield reductions due to higher free fatty acid content and other impurities. Some technologies are capable of converting the free fatty acids into biodiesel rather than simply removing them. This obviously results in a higher feedstock to product yield with positive implications to the return on investment. Another exception is that lower priced feedstocks tend to have a higher pour point than virgin vegetable oils, restricting their usage in colder climates. The following graphs indicate the percentage of production cost for Degummed soybean oil vs. animal fats:

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The following chart provides a guide to the impact of raw feedstock cost on the cost of biodiesel (not including biodiesel production or pre-processing costs).

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For example, if a WVO feedstock costs 10¢ per pound, the per-gallon cost would be 75¢ per gallon. If soybean oil costs 25¢ per pound, the per-gallon cost would be $1.875 per gallon. Processing conversion cost, pre-processing cost and margins would have to be added to arrive at a final biodiesel value. State and Federal incentives also need to be considered as they can significantly impact the final biodiesel value. A combination of yellow grease, rendered fats and virgin soybean oil is being considered for this facility. Soybean oil would be the highest cost feedstock supplied to the facility.
The twenty-year average value for crude soybean oil is approximately 22¢ per pound. Current values for crude soybean oil are higher than the twenty-year average due to higher domestic and international demand as well as lower U.S. production the previous two years. The attached graph of historical vegetable oil and fats prices indicates the relationships between the various fats and oils that may be available to a biodiesel producer (See Attachment 3 – Historical Fats and Oils Prices).
C. Other Feedstock Considerations
The pour point for a fuel is the temperature at which the flow of the fuel stops. Therefore the lower the pour point the better the fuel flows in cold weather. Biodiesel will have different pour points depending on the type of feedstock used in its manufacture. An indication of the pour point for biodiesel that will result from a particular feedstock can generally be determined by the iodine value of the feedstock.
Iodine value is a number determined by a chemical test of the feedstock. It is a test certified by the American Oil Chemical Society and used extensively in all vegetable and animal fat refineries. Iodine value or number is a measure of the degree of unsaturation of a fat. The higher the iodine number, the more unsaturated the fat and the better the cold flow properties will be for biodiesel made from that feedstock. Typically the lower the iodine value the higher the pour point will be for biodiesel made from that particular feedstock.*
At the molecular level, saturation refers to the number of double bonds between the carbon atoms in the molecule. The iodine value test measures the reaction of the double bonds in the fat molecule with iodine. It expresses the concentration of the unsaturated fatty acids. Iodine value is the percentage of iodine absorbed by the oil or fat under the conditions of the test. It should be noted that iodine value does not change with pretreatment or with biodiesel production.
Some oils and fats are “hydrogenated” in their preparation for use by consumers. This is a chemical process where some of the double bonds are broken by the addition of hydrogen to the molecule. This has the effect of partially saturating the oil and reducing the iodine number. Hydrogenated oils and fats will typically have higher pour points than the original base oil.
The following table lists several types of feedstock used to make biodiesel and the iodine values typical of that feedstock. Therefore it is roughly an indication of the pour point

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for biodiesel made from those feedstocks. In general the higher the iodine value the lower the pour point. Vegetable oils typically have higher iodine values than animal fats:

	Typical Iodine		Cold Flow
Biodiesel Feedstock	Value	Range	Properties
Soybean Oil	130	125-135	Best
Corn Oil	130	125-135	é
Orient. & Brn. Mustard	116	115-118
Canola	115	110-120
Yellow Mustard	101	100-103
Rapeseed Oil	100	87-108
Restaurant Grease	90	85-105
S. Amer. Palm Oil	85	76-96
Poultry Grease	80	75-85
Yellow Grease	70	65-80
White Grease	70	65-75
Lard	65	60-70
Asian Palm Oil	56	44-60	ê
Beef Tallow	50	45-55	Worst
•	This relationship between iodine value and cold flow properties cannot be stated with absolute certainty since each feedstock is a mixture of various types of fatty acids. Polyunsaturated fatty acids (having more than one double bond) do not significantly reduce the gel point but do increase the iodine number when compared to mono-unsaturated fats. Thus two oils with similar iodine values may have different gel points. For example, as shown in the above table, soybean oil has an I.V. thirty units higher than rapeseed, but rapeseed has a lower gel point.
The pour point of soy-based biodiesel is approximately 27ºF to 30ºF. The pour point for tallow-based biodiesel is approximately 61ºF. The pour point for #2 diesel fuel is approximately -30ºF. The pour point for 2% soy-based biodiesel in #2 diesel is -25ºF.
A western Iowa biodiesel plant location will be somewhat constrained on the use of high pour point feedstocks because of the cold temperatures during the winter months. The average low temperature in nearby Sioux City, IA ranges from 8° to 32° from early-November to early-April. It will be necessary to avoid the production of fuel solely from straight tallow, or provisions will be required to insure that “gelling” does not occur. Steps that can be taken to mitigate this include storage at temperatures above the pour point, anti-gel additives, blending with other biodiesel from virgin sources, or blending with petroleum diesel. Generally, biodiesel that is used in blends of 2% to 20% will provide an acceptable pour point for southern markets. In colder, Midwest climates, the lower blends are recommended to avoid fuel system plugging. Cold flow additives should also be used seasonally to provide a higher level of cold weather protection, just as is the current practice with conventional diesel fuel.
In summary, the inclusion of animal fats or other saturated fats to produce biodiesel is a viable alternative to supplement virgin based oil to increase the availability and reduce the average cost of feedstock. However, biodiesel produced from these fats should

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comprise no more than 35% to 45% of the production from a single facility due to other factors, such as cold flow issues, overall product quality, and possibly subsidy reimbursement rates. A combination of virgin oil, animal fat and yellow grease will provide maximum returns while limiting winter cold flow difficulties with the product biodiesel. Straight tallow or palm oil should be avoided, if possible due to high pour point product as well as fat’s high freeze point itself.
D. Feedstock for Stand-Alone Biodiesel Plant
The Northwest Iowa Renewable Energy project will be a stand-alone biodiesel production facility. The use of multiple feedstocks will be evaluated to provide flexibility in procurement of the essential raw material. The primary focus will be on soybean oil and rendered animal fat, but additional information will be gathered on the availability and feasibility of using yellow grease as a potential feedstock.
1. Virgin Oil
Vegetable Oil Supply
The most predominant feedstock used for biodiesel production in the U.S. is soybean oil because of its abundance and availability in a “pre-processed” form (Refined and Bleached). Approximately 18 billion pounds of soybean oil are produced in the United States each year (the equivalent of 2.4 billion gallons), which is more than half of all available oils and fats. The supply for other potential fats/oils is as follows:
Source: USDA

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Virgin vegetable oil also offers quality attributes that differentiate it from other fats. Virgin soybean oil that has been refined, bleached, and deodorized (RBD) can be used in the biodiesel production process without any additional pre-processing. Crude degummed (CD) soybean oil such as that produced by West Central and other processors may also be used without any additional pre-processing (assuming phosphorus has been sufficiently reduced).
Soybean Oil Typical Analysis
The typical analyses for refined, bleached and deodorized soybean oil (RBD) and for crude, degummed soybean oil (CD) are as follows:

	RBD Oil		CD Oil
Component	Typical	Range	Typical	Range
Free Fatty Acid	0.04%	0.02-0.07%	0.75%	0.50 – 1.0%
Moisture	0.05%	nil-0.10%	0.10%	0.05 – 0.15%
Insoluble Impurities	nil	nil		0.15 % max.
Unsaponifiables	nil	nil		0.10 % max.
Iodine Value	130	125 - 135	130	125 - 135
Phosphorous	< 1 ppm		0.015%	0.01 – 0.02%
MIU*	0.05%	nil – 0.10%	0.15%	0.10 – 0.20%

* MIU is “Moisture, Insoluble impurities, Unsaponifiables”
All of the above quality parameters are reduced or removed in pretreatment except the iodine value which remains unchanged since it is an inherent quality of the particular oil type.
The typical fatty acid structure of both RBD and CD soybean oil is as follows:

RBD Soybean Oil	Typical	Range
Palmitic	10%	9-12%
Stearic	3.5%	3-4%
Arachidic	0.7%	0.6-0.8%
Oleic	22.5%	20-25%
Linoleic	56%	52-60%
Linolenic	8%	7-9%
The reason soybean oil (crude, degummed, or RBD) has better cold flow properties than many other oil types is due to the relatively small quantities of Palmitic and Stearic Acid present in the oil. These fatty acids are saturated and are solid at room temperature. It should also be noted that the relative amounts of various fatty acids in a given oil are not changed during pre-treatment.
Historical Prices

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The following charts present a view of the historical seasonality and historical pricing for Crude Degummed Soybean Oil (Central Illinois) by showing the average monthly price for the period of January 2001 through July 2005.
Central IL CD Soybean Oil, Historical

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Vegetable Oil Supply
Soybean oil can be supplied by a number of soybean processing plants that are located in the Quad state region of Iowa, Minnesota, South Dakota and Nebraska. AGP, ADM, Bunge, Cargill, DeBruce, West Central and other oilseed processors could supply a sufficient amount of crude or degummed soybean oil via rail or truck to the proposed Northwest Iowa Renewable Energy plant. In addition, other virgin oils could be purchased if their cost is competitive with soybean oil (such as corn oil and canola oil). Animal fats, also considered virgin oil by the IRS, can be sources of feedstock for the biodiesel facility (assuming the technology provider guarantees their use).
A 30 million gallon per year biodiesel production facility would require roughly 30 million gallons of soybean oil if no other oil feedstocks were available. The soybean plants in the region have the capability of providing more than that quantity as indicated by the accompanying list, although many of the crush plants currently refine and sell their oil into the edible oil market. Crude degummed oil is currently selling at a price of approximately 25.5¢ per pound of oil delivered to Northwest Iowa. Northwest Iowa Renewable Energy can also obtain quotes from any oilseed processor to maintain competitiveness, but it is unlikely that a significant price difference will occur between processors. Most of the price differential will be realized in the transportation cost. Therefore, the closest soybean processing plants would be the most desirable suppliers to the biodiesel plant to minimize freight costs.

Final Report	18

The closest plants to the proposed Northwest Iowa Renewable Energy biodiesel location are in Emmetsburg, Sheldon, Ralston and Council Bluffs, Iowa. There are also a number other soybean processing plants in the region that could supply oil to the biodiesel facility. All of the soybean processing plants in the region are solvent extraction facilities with the exception of West Central, which is an extrude/expel facility.
A map of all of the soybean processing plants in the Midwest region of the U.S. is shown on the following map:

Midwest Soybean Processing Plants

South Dakota
Minnesota
Wisconsin
South Dakota
Proposed Facility
Nebraska
Iowa
Illinois
Kansas
Missouri
Mechanical Extraction over 600 TPD
Solvent Extraction over 600 TPD

Final Report	19

The amount of soybean oil that is produced in the quad state region surrounding Northwest Iowa is shown in the following table:

LOCATION				CRUSH					Estimated
Town / City	State	COMPANY	RAILROAD	Bu/Day	ST/Day	Bu/Year	ST/Yr	Oil Tons/Yr	Oil Gal/Yr
Eagle Grove	IA	AGP	UP	110,000	3,300	36,300,000	1,089,000	206,910	55,176,000
Emmetsburg	IA	AGP	I&M RAILLINK	60,000	1,800	19,800,000	594,000	112,860	30,096,000
Manning	IA	AGP	BNSF	55,000	1,650	18,150,000	544,500	103,455	27,588,000
Mason City	IA	AGP	I&M RAILLINK	55,000	1,650	18,150,000	544,500	103,455	27,588,000
Sergeant Bluff	IA	AGP	UP	100,000	3,000	33,000,000	990,000	188,100	50,160,000
Sheldon	IA	AGP	I&M RAILLINK	65,000	1,950	21,450,000	643,500	122,265	32,604,000
Des Moines	IA	ADM	UP,BNSF,IAIS	135,000	4,050	44,550,000	1,336,500	253,935	67,716,000
Cedar Rapids	IA	Cargill	UP,IANR,CC	140,000	4,200	46,200,000	1,386,000	263,340	70,224,000
Des Moines	IA	Cargill	UP,BNSF,IAIS	75,000	2,250	24,750,000	742,500	141,075	37,620,000
Iowa Falls	IA	Cargill	UP,CC	65,000	1,950	21,450,000	643,500	122,265	32,604,000
Sioux City	IA	Cargill	UP,BNSF	160,000	4,800	52,800,000	1,584,000	300,960	80,256,000
Council Bluffs	IA	Bunge	UP,BNSF	180,000	5,400	59,400,000	1,782,000	338,580	90,288,000
Creston	IA	Crestland Coop	BNSF	27,000	810	8,910,000	267,300	50,787	13,543,200
Ralston (Expeller)	IA	West Central Coop	UP	40,000	1,200	13,200,000	396,000	75,240	20,064,000
Dawson	MN	AGP	BNSF	70,000	2,100	23,100,000	693,000	131,670	35,112,000
Mankato	MN	Harvest States	UP,DME	130,000	3,900	42,900,000	1,287,000	244,530	65,208,000
Mankato	MN	ADM	UP,DME	140,000	4,200	46,200,000	1,386,000	263,340	70,224,000
Fairmont	MN	Harvest States	UP, IMRL	120,000	3,600	39,600,000	1,188,000	225,720	60,192,000
Brewster	MN	MN SB Processors	UP	80,000	2,400	26,400,000	792,000	150,480	40,128,000
Fremont	NE	ADM	BN,UP	50,000	1,500	16,500,000	495,000	94,050	25,080,000
Lincoln	NE	ADM	BN,UP	165,000	4,950	54,450,000	1,633,500	310,365	82,764,000
Hastings	NE	AGP	BN,UP	67,000	2,010	22,110,000	663,300	126,027	33,607,200
Volga	SD	S. D. SB Processors	DME	85,000	2,550	28,050,000	841,500	159,885	42,636,000

Total for Region						717,420,000			1,090,478,400

The region produces over 1 billion gallons of soybean oil at present, yet this oil is currently being utilized by other markets, primarily for edible use. There is some concern, however, that the soybean oil edible market share may shrink due to issues related to “trans fat”. This may be a net benefit to the biodiesel industry if soybean oil for edible use is replaced by healthier fats such as canola and corn oil.
All of the facilities listed have the capability of shipping oil by rail and most will ship by truck as well. In addition to the facilities indicated on the map, there are mechanical extraction facilities located throughout the Midwest that could supply crude soybean oil. It should be noted that the oil from those facilities would require degumming, but the cost of the oil could be low enough to offset the additional processing cost if purchased in sufficient quantity. NIRE currently does not have supply intent letters from any soybean processing firms.
2. Greases & Fats
Quality
As previously mentioned, feedstock utilized in the production of biodiesel can be categorized as either vegetable oil or animal fat. Midwest population centers could supply a major portion of the plant’s feedstock requirements with yellow grease. In examination of the animal fats category, the following table can be useful to provide a higher level of definition to this particular type of feedstock. Animal fats can be in the form of Tallow, Dark Tallow, and Grease. Since the Western Iowa location is in close proximity to a significant amount of available recycled oil and animal fat, this section will assess the standards for each type of fat.

Final Report	20

From the table, Grease can be in the form of Choice White, Yellow Grease, or Brown Grease. A subset of Yellow Grease is Waste Restaurant Grease. The major differentiation of Choice White versus Yellow Grease versus Brown Grease comes down to Free Fatty Acid content, MIU, and Color..
General Fat and Oil Industry Trading Standards for Tallow and Grease

	Titer	FFA	MIU			FAC Color
	Min	Max	Basis		Max	Max
Tallow
Extra Fancy	42.0	2			1	5
Fancy	40.5	4			1	7
Bleachable Fancy	40.5	4	1	-	2	None
Prime	40.5	6	1	-	2	13-11B
Edible	42.5	1			1	5
Grease
Choice White	36.0	4	1	-	2	13-11B
Yellow	36.0	15	2	-	4	37
Brown	38.0	50	1	-	2	None
Table Definitions:
Titer-Value determined by melting the fatty acids after the fat has been hydrolyzed. The fatty acids are slowly cooled, thereby reaching the temperature, in degrees Centigrade, at which the fatty acids congeal. Animal fat, which has a Titer value of 40 or greater, is considered tallow while those with a Titer value under 40 are considered to be grease. Lower Titer values also indicate higher unsaturated and/or polyunsaturated levels.
Free Fatty Acid (FFA)-those fatty acids which are not linked to glycerol by an ester linkage, but which are in free form. FFA’s become waste products in some biodiesel production processes. In these processes the lowest FFA level feedstocks are more desirable.
Moisture, Insoluble Impurities, Unsaponifiables (MIU)-a measure of three specific components stated in a percentage figure, which are detrimental to the overall quality of the fat. Moisture is the amount of water in the fat. Insoluble impurities consist of small particles of fiber, hair, hide, bone, soil, and/or polyethylene found in the fat. Unsaponifiables are compounds found in the fat, such as proteins, sterols, hydrocarbons, pigments, fatty alcohols, and vitamins, which are not hydrolyzed by the alkaline saponification process used to split triglycerides into glycerol and fatty acids. The lower the MIU value, the higher the quality of the fat.

Final Report	21

Sources of Greases & Fats
Rendering plants provide traditional sources of animal fats. With the advent of spent restaurant grease, rendering plants and fat blenders have been formulating blended fat products in order to meet the demands of the animal feed manufacturing sector. In some regions of the country, it is possible to source truckloads of straight spent restaurant grease (i.e. from Sioux Falls, Minneapolis or Omaha). A portion of the feedstock could come from Yellow Grease in the region, but it is unlikely that it would ever be a significant percentage of the plant’s overall feedstock profile. Blended feed fat may include a blend of Tallow, Grease, Poultry Fat, and spent Restaurant Grease. Blended Animal and Vegetable Fat may include a blend of feed grade Animal, Poultry, and Vegetable fats along with spent Restaurant Grease.
From these sources, the majority of the transport is via truck, although the opportunity to originate quantities of animal fat via railcar also exists. Since there are several rendering operations that are in close proximity to the proposed location, it is reasonable to assume that most of the animal fat will be transported via truck.
Darling International, which has several rendering operations in close proximity to the proposed plant location, and Griffin have both indicated that they have the potential to sell large quantities of feedstock into the proposed plant’s region. NIRE would need to get letters of interest from these and/or other rendering operations in the region to proceed with the project.
The following map indicates the potential sources and locations of animal fats in the region:

Final Report	22

Quantities of Yellow Grease and other Animal Fats and Fat blends
The availability of inedible grade Tallow and Greases in the U.S. requires estimates based on extrapolation of portions of U.S. government data. In estimating the available quantities of animal fats and greases from a macro standpoint, the US Census Bureau data is considered to be reliable except for the estimating of two significant sources, i.e., spent Restaurant Grease and Poultry Fat.
The following is the best estimate of the typical volumes in the U.S. of these fats, which are available for all uses (in millions of lbs.):

Edible Tallow	1,500
Inedible Tallow	3,600
Lard	400
Choice White Grease	1,000
Yellow Grease	1,000
Poultry Grease	2,200
Restaurant Grease	2,600

Total	12,300	Million Pounds

Final Report	23

Typical Analyses of Yellow Grease, Poultry Fat, spent Restaurant Grease & Tallow
The analytical composition and chemical structure varies with each type of fat-based feedstock. The variation by type of feedstock is shown in the tables below.
The typical fat structure and analysis of Yellow Grease (not including spent Restaurant Grease) is estimated to be:

	Typical	Range
Yellow Grease Analysis
Free Fatty Acid	12%	5-20%
Moisture	0.50%	0.2-2.0%
Insoluble Impurities	0.25%	0.1-0.75%
Unsaponifiable	0.35%	0.2-1.0%
Iodine Value	70	65-80

Yellow Grease Fat Structure
C14 Myristic	1.0%	0.5-1.5%
C16 Palmitic	22%	20-25%
C16-1 Palmitoleic	2.5%	1.0-3.0%
C18 Stearic	10%	8-14%
C18-1 Oleic	42%	38-45%
C18-2 Linoleic	15%	10-20%
C18-3 Linolenic	1.5%	0.5-2.0%
The typical fat structure and analysis of spent Restaurant Grease is estimated to be:

	Typical	Range
Restaurant Grease Analysis
Free Fatty Acid	12%	5-20%
Moisture	0.75%	0.01-2.0%
Insoluble Impurities	0.33%	0.01-0.75%
Unsaponifiable	0.60%	0.20-1.5%
Iodine Value	90	85-105

Restaurant Grease Fat Structure
C16 Palmitic	13%	10-15%
C16-1 Palmitoleic	0.7%	0.3-1.0%
C18 Stearic	9%	6-10%
C18-1 Oleic	48%	42-52%
C18-2 Linoleic	25%	22-32%
C18-3 Linolenic	1.5%	1-3%
The typical fat structure and analysis of Poultry Grease is estimated to be:

Final Report	24

	Typical	Range
Poultry Grease Analysis
Free Fatty Acid	8%	5-15%
Moisture	0.50%	0.1-1.0%
Insoluble Impurities	0.25%	0.1-0.75%
Unsaponifiable	0.35%	0.25-1.0%
Iodine Value	80	75-85

Poultry Grease Fat Structure
C14 Myristic	1.2%	0.75-1.5%
C16 Palmitic	21%	19-23%
C16-1 Palmitoleic	6.5%	5.0-9.0%
C18 Stearic	7%	5-12%
C18-1 Oleic	43%	40-45%
C18-2 Linoleic	19%	17-22%
C18-3 Linolenic	1.5%	1.0-2.0%
The typical fat structure and analysis of Beef Tallow is estimated to be:

	Typical	Range
Beef Tallow Analysis
Free Fatty Acid	2.5%	<4.0%
MIU	0.60%	<1.0%
Unsaponifiable	0.35%	<0.8%
Iodine Value	40.2	35-48

Beef Tallow Fat Structure
C14 Myristic	2.4%	2-8%
C14:1 Myristoleic	2.9%
C16 Palmitic	25.4%	24-37%
C16:1 Palmitoleic	11.1%
C18 Stearic	8.0%	14-29%
C18:1 Oleic	46.0%	40-50%
C18:2 Linoleic	2.2%	17-22%
C18:3 Linolenic	1.2%
Historical Prices
The charts on the following pages present a view of the historical and seasonal prices of various fats and oils. Historical values are the average monthly price for the period of January 2001 through July 2005. An historical “running average” of the last six months is provided to indicate the overall trends in pricing. The seasonal variability of the pricing is also represented as an average for each month of the year over the 4+ year period. Indications from marketers indicated pricing was comparable to that reported by “The Jacobsen,” the data source for these charts.

Final Report	25

Illinois Yellow Grease, Historical
Cents/lb.
18.0
16.0
14.0
12.0
10.0
8.0
6.0
Month

Illinois Yellow Grease, Seasonality
January 2001 - July 2005
Cents/lb.
13.5
13.0
12.5
12.0
11.5
11.0
10.5
10.0
9.5
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Month

Missouri River CWG, Historical
Cents/lb.
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
Month

Missouri River CWG, Seasonality
January 2001 - July 2005
Cents/lb.
16.0
15.0
14.0
13.0
12.0
11.0
10.0
9.0
8.0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Month

Final Report	26

BFT Chicago, Historical
Cents/lb.
Month

BFT Chicago, Seasonality
January 2001 - July 2005
21.0
19.0
17.0
15.0
13.0
11.0
9.0
7.0
5.0
Cents/lb.
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Month

Mid-South Poultry Fat, Historical
Cents/lb.
Month

Mid South Poultry Fat, Seasonality
January 2001 - July 2005
15.0
14.5
14.0
13.5
13.0
12.5
12.0
11.5
11.0
10.5
10.0
Cents/lb.
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Month

(Source: The Jacobsen)

Final Report	27

Typically, the seasonal trends for animal fat prices are to find weakness in the February through May timeframe before pushing into the higher range of prices in the June through January period. Yellow Grease has a propensity to have a strong surge in June and July before pulling back into a slightly lower range post-July and then rising to the usual highs of the year in December and January. The average seasonal range for the period January 2001 through May 2005 is 11.00 cents to 13.09 cents. The absolute monthly high/low was established at 17.71 cents in January 2004 and 6.66 cents in April 2001. The average monthly price since January 2003 has been 14.33 cents.
While the expectation is that Yellow Grease prices should remain in the seasonal ranges, two caveats do exist which have the potential to significantly alter the future outlook for animal fat prices. First, as U.S. Biodiesel production increases, the inherent demand for animal fat (as well as other fats) as a feedstock will rise. Particularly with the impact of the government subsidy of $1.00 per gallon of Biodiesel produced employing “first-use“ fats, the whole picture of prices and price spreads versus vegetable oils may be dramatically changed. Secondly, as Natural Gas prices experience greater volatility, the propensity for renderers and packers to utilize Yellow Grease as a substitute energy source to replace Natural Gas may increase. Either one of these scenarios will ultimately push the seasonal and absolute highs for Yellow Grease prices into new ranges.
Poultry fat indicates some seasonality with spiking in the November to January period and again in the June to July period. This may be partially masked by the overall trend upward in the price over the last 4 years.
In contrast, there is a possibility that the government may ban animal fat as a feed ingredient at some point in the future due to mad cow disease. If this occurs, significant downward pressure may occur for animal fat values. Renderers would be forced to find alternative markets for their fat by-product.
Yellow Grease prices in Northwest Iowa are typically similar to Illinois prices, which would tend to indicate this plant would have to pay in the range of 15.00 cents to 20.00 cents delivered to Northwest Iowa, basis truck, for the first year of operation. The average monthly price range is expected to be in the 14.00 cent to 19.00 cent range.
Poultry fat prices should track those quoted in The Jacobsen and should be about 1¢ to 2¢ per pound lower than Mid-South prices. This would indicate that pricing should be in the 13.00 to 17.00 cents per pound range.
Procurement
Given no specific type of centralized futures and/or cash market, animal fat is traded mostly on a spot or weekly basis. Packers, renderers, blenders, and brokers all have the ability to source and trade specific fats, but are usually tied to specific customers that have been developed over time. Some players may offer forward contracting, but this practice is not found to be widespread nor is the contracting done much beyond a few weeks in the future. The Bioenergy Program calculates payments for biodiesel produced

Final Report	28

from animal fats based on prices as reported by The Jacobsen Company, therefore it is considered a reliable source for estimating values.
As a supplement to virgin oil feedstock requirements, local renderers, blenders, and brokers could be targeted as the source of origination of tanker loads of animal fat. With rail unloading capabilities at the plant, the ability to procure railcar quantities could become a viable lower cost option assuming the processing technology is capable of handling that type of fat. Targeted specifications for the level of FFA, MIU, and Pesticides/PCB’s in inbound material should be established as a key quality standard for the plant. Either an in-house laboratory or a contracted lab should be utilized for the determination of the inbound quality.
3. Other Feedstocks
In early August, 2005 the IRS issued a guidance document that extended the virgin feedstock definition to include palm oil. Industry sources indicate that at present no palm oil is produced in the US; all sources are international, primarily from Indonesia, Malaysia, and Africa, with some additional sources in South America.
Palm oil is available in both crude and RBD (refined, bleached, deodorized) as well as palm olein (fractionally separated palm oil). The annual production of palm oil is enormous. World-wide palm oil production in 2002 was over 57 billion pounds (over 7.6 billion gallons) (from Soya and Oilseed Bluebook-2003).
Palm Olein is the separated liquid fraction of palm oil. Using carefully controlled cooling, a portion of the higher freeze point glycerides are removed from the oil. This fractional separation has the effect of raising the Iodine Value of the oil product.
Typical Analyses
The typical analyses for Palm Oil and Palm Olein are as follows:

	Refined Palm Oil		Crude Palm Oil
Component	Typical	Range	Typical	Range
Free Fatty Acid	0.08%	0.05 % max.		4.6 % max
Moisture	0.02%	0.02 % max		0.2 % max.
Insoluble Impurities	0.01%	0.1 % max		(total)
Unsaponifiables	nil	nil		nil
Iodine Value	56	44-60		44-60
Phosphorous	nil	nil		1000

Final Report	29

	Refined Olein		Crude Olein
Component	Typical	Range	Typical	Range
Free Fatty Acid	0.08%	0.05 % max.		5.0 % max
Moisture	0.02%	0.02 % max		0.25 % max.
Insoluble Impurities	0.01%	0.1 % max		(total)
Unsaponifiables	nil	nil		nil
Iodine Value	>58	>58		>58
Phosphorous	nil	nil		1000
All of the above quality parameters are reduced or removed in refining except the iodine value which remains unchanged since it is an inherent quality of the particular oil type.
The typical fatty acid structure of both Malaysian Palm Oil and Palm Olein are compared below:

	Typical %	Typical %
Fatty Acids	Palm Oil	Palm Olein
Myristic	1.1%	1.0%
Palmitic	43.5%	40.4%
Stearic	4.3%	4.3%
Oleic	39.8%	41.5%
Linoleic	10.2%	11.3%
Linolenic	0.2%	0.3%
Arachidic		0.4%
Due to the relatively high concentration of saturated compounds, palm oil (and palm oil biodiesel) has a higher gel point than soy-based biodiesel. This is signaled by its lower Iodine Value. In warmer months, blended with other feedstocks, or treated with anti-gelling materials palm oil biodiesel can prove a cost effective feedstock alternative, although its availability in western Iowa will be very limited.
Historical Prices
The following charts present a view of the historical and seasonal prices for palm olein at the Gulf Coast. Historical values are the average monthly price for the period of September 2003 through July 2005. An historical “running average” of the last six months is provided to indicate the overall trends in pricing. The seasonal variability of the pricing is also represented as an average for each month of the year over the 2 year period.

Final Report	30

Oil and Fats Projections

Final Report	31

Given the projected growth rate of the industry, the primary risk factor that NIRE will face is availability and cost of feedstock. Arguments can be made for both increased availability and decreased availability of oils. The amount of oils and fats produced tends to increase over time due to increased demand, greater production efficiency and technological advances. Soybean oil and corn oil are excellent indicators of the ability for the market to react to increased demand. Soybean oil production has increased from 1.78 billion gallons in the 1990 crop year to over 2.5 billion gallons projected for the 2005 crop year. Increased soybean acreage and higher yields have helped add soybean oil to the market.
Other factors that could increase soybean oil availability for biodiesel production include meal demand growth (additional crush would result in excess oil), reduced exports due to S. American competition and imported vegetable oil from other countries.
Another important factor that could significantly impact the availability of soybean oil is trans fat in soybean oil. In short, soybean oil has a higher level of trans fats than canola and corn oil (the edible oil market is demanding lower levels of trans fats). The consumer market has already seen some softening of the demand of soybean oil in favor of “healthier” canola and corn oil.
This could allow for more soybean oil to be placed on the market for use in the biodiesel industry, thus keeping animal fat prices in check and satisfying the need for biodiesel demand. Higher fuel and fertilizer prices may also push soybean acreage higher as farmers switch from corn and rice production to lower input soybean production. The market for fats and oils is complex and very difficult to predict, yet it typically responds to higher prices by producing more of the product or finding substitute products.

Final Report	32

Corn oil is expected to become more abundant from a previously unavailable source- ethanol plants. Ethanol plants currently grind up corn and process the fermentable portion into ethanol. The unfermentable portion ends up in the distiller dried grains and is sold as DDGS for use in animal feed for approximately 6¢ per pound. The unfermentable portion contains oil that could be used for edible or biodiesel purposes.
FBA Consulting has reviewed two commercially viable methods of extracting corn oil from corn processed in the U.S. dry grind ethanol industry. Those two processes are as follows:
1.	Extraction of Corn Oil from Thin Stillage (syrup)
This approach utilizes a proprietary gravity separation process to remove the lighter corn oil constituent contained in the thin stillage from the water and other non-fermentable constituents. This process is being offered to the corn dry-grind ethanol industry by INSEQ Corporation of Mount Arlington, N.J. INSEQ holds a technology license agreement with EORS, Ethanol Oil Recovery Systems.

EORS is the inventor of the patent-pending oil recovery process. The EORS process will yield approximately 0.2 pounds of oil for each gallon of ethanol produced. This represents about 25% of the oil contained in a kernel of corn.

2.	Extraction of Corn Oil from the Corn Fraction of the Corn Kernel This approach utilizes two commercially available technologies to obtain corn oil from corn dry-grind ethanol plants.

The first technology is fractionation of the corn kernel into its three fractions — germ, bran and endosperm. This fractionation can be accomplished by either wet milling or dry milling the corn kernel.

The second technology is solvent extraction of the corn germ fraction to obtain a corn oil product. It should be noted that approximately 85% of the total corn oil contained in the corn kernel is contained in the corn germ fraction. However, since not all of the corn germ can be recovered by wet or dry milling operations, not all of the oil can be removed with a solvent extraction process. Typical oil recovery yields for this combined fractionation-extraction approach can vary from 45% to 75% depending on the technology utilized. Assuming a typical oil recovery yield of 60%, 0.50 pounds of oil would be recovered per gallon of ethanol produced.

Since these two methods of corn oil recovery at dry-grind ethanol plants are just beginning to be considered at dry-grind ethanol plants, it can be assumed that almost no corn oil will be recovered by the end of 2005. FBA projects corn oil recovery will occur at the following rates for the five year period beginning in 2006 and ending with calendar year 2010.

Final Report	33

Projected Corn Oil Recovery from Ethanol Plants

		Ethanol			Ethanol
		Production	Ethanol		Production of
	Total	at Corn Dry	Prodution of		Plants Utilizing	Oil
	Ethanol	Grind Ethanol	Plants Utilizing	Oil Recovery	Fractionation/	Recovery	Total Projected	Total Projected
	Production	Plants	EORS Process	(0.2 lb./gallon)	Solvent Extraction	(0.5 lb./gallon)	Oil Recovery	Oil Recovery
Year	(Bil.Gal.)	(Bil.Gal.)	(Bil.Gal.)	(Million lbs.)	(Bil. Gal.)	(Million lbs.)	(Million lbs.)	(Million Gal.)
2006	5.0	3.8	0.3	50	0.15	75	125	16.7
2007	6.0	4.7	0.6	120	0.40	200	320	42.7
2008	7.0	5.5	0.9	180	0.70	350	530	70.7
2009	8.0	6.3	1.2	240	1.10	550	790	105.3
2010	9.0	7.0	1.5	300	1.50	750	1,050	140.0
It is clear that as the biodiesel industry grows, so too will the production of all virgin and non-virgin oils and fats. While no one is able to predict with absolute certainty how quickly these increases will occur, FBA has carefully analyzed the market trends and the technological advances that could provide oil feedstock for the future biodiesel industry. The following table indicates the best estimate for the production and availability of oils and fats for the biodiesel industry using the assumptions described above.
Projected Virgin Oil Available for Biodiesel

	2007		2010
	million gal/yr	million gal/yr	million gal/yr	million gal/yr
	mimimum	maximum	mimimum	maximum
Excess inventory	30	50	40	60
Meal demand growth	120	150	140	170
Reduced food demand	150	300	250	350
Reduced exports	130	180	150	200
Increased acreage	200	400	400	600
export bean processing	120	140	145	165
Corn oil from ethanol	43	55	140	160

Total	793	1,275	1,265	1,705
Projected Animal Fats and Greases Available for Biodiesel

	2007		2010
	million gal/yr	million gal/yr	million gal/yr	million gal/yr
	mimimum	maximum	mimimum	maximum
Inedible tallow	480	520	580	620
Edible tallow	200	213	250	275
Yellow Grease	133	200	160	300
Poultry fat	293	350	370	425
fish oil	2	4	3	5
Other	480	560	545	620

Total	1,588	1,847	1,908	2,245

Total Gallons Available	2,381	3,122	3,173	3,950

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If only 50% of the projected amount becomes available, 1.2 to 2.0 billion gallons of feedstock could become available for biodiesel production over the next five years. Still, a stand-alone biodiesel facility will face a higher level of risk due to the reliance upon external sources to supply the feedstock. This risk alone does not render a stand-alone biodiesel facility “infeasible.” The risk factor must be weighed by investors as to whether or not it is an acceptable risk.
IV. REGULATIONS AND INCENTIVE PROGRAMS
The demand for biodiesel in the United States is projected to grow significantly over the next few years due to the demand for cleaner air, an emphasis on energy security and the Renewable Fuel Standard that was recently passed by Congress. The groundwork for biodiesel market development has already been established by existing legislation.
The existing support programs are as follows:
A. Energy Policy Act
The Energy Policy Act (EPAct of 1992) set the stage for today’s developing biodiesel market. This legislation was passed to improve air quality by using cleaner burning fuels. In 1998, B20, a blend of 20% biodiesel and 80% petroleum diesel was approved by Congress as an EPAct compliance strategy. Since the incremental cost of the fuel is the only cost associated with using biodiesel, B20 is one of the lowest cost options to comply with EPAct. State, Federal and fuel provider fleets located in Metropolitan Statistical Areas (MSA) or Consolidated MSA’s (CMSA) are subject to EPAct Regulations.
The Biodiesel Fuel Use Credit Interim Final Rule became effective January 9, 2001, allowing covered fleets to meet EPAct requirements through the purchase of biodiesel fuel. One biodiesel fuel use credit, which is counted as one AFV acquisition, will be allocated to fleets for each purchase of 450 gallons of neat biodiesel fuel. Neat biodiesel fuel is 100% biodiesel (B100) by volume.
Biodiesel blends, such as B20 (20% biodiesel, 80% petroleum diesel), may also be purchased by a fleet for biodiesel fuel use credit. However, in purchasing biodiesel blends, a fleet may only count the biodiesel portion of the blend toward the allocation of a biodiesel fuel use credit.
Allocating Fuel Use Credits
To be allocated a biodiesel fuel use credit, all of the following conditions must be met:
•	The fuel purchased must be in blends of at least 20% biodiesel. If higher percentage blends (including B100) are purchased for blending on site, the resulting blend when used in vehicles must be at least 20% biodiesel.

•	The fuel must have been purchased for use in vehicles with a gross vehicle weight rating (GVWR) of greater than 8,500 lbs.

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•	The fuel may not be used in vehicles in which an EPAct AFV acquisition credit has already been claimed.

•	The fuel must have been purchased after November 13, 1998.

•	Federal or state law did not require biodiesel fuel use when the fuel was purchased.

•	Biodiesel fuel use credits must be used only in the model year in which they are generated, meaning they cannot be banked for future years. These credits are not eligible for trading.

•	The total amount of biodiesel purchases claimed must be the net amount of biodiesel purchased for use by the reporting fleet. Any amount of biodiesel sold or otherwise provided to any other user must not be included in the amount of biodiesel purchases reported. Remember: You must maintain and retain purchase records verifying this information for three years from the December 31 that follows the close of the model year for which this request is submitted.
Calculating Fuel Use Credits
The following rules will be used to calculate credits for using biodiesel fuel:
•	Biodiesel fuel use credits can account for no more than 50% of a fleet’s annual AFV acquisition requirements. The exception is for biodiesel fuel providers who can meet up to 100% of their requirements through the biodiesel fuel use credits.

•	In determining if a fleet is in compliance with the AFV acquisition requirements, biodiesel fuel use credits are counted first, up to their allowable limit, and their alternative fuel vehicle acquisition credits are counted. If this results in excess credits, the excess AFV acquisition credits can be used in future years.

•	No rounding up of biodiesel fuel use credits is allowed; each allocation of a biodiesel fuel use credit requires that the full 450 gallons of biodiesel be purchased. Biodiesel (mono alkyl esters) fuels are cleaner burning diesel replacement fuels made from natural, renewable sources, such as vegetable oils.
(1) Biodiesel is defined as a diesel fuel substitute produced from non-petroleum renewable resources that meets registration requirements for fuels and fuel additives established by the Environmental Protection Agency under section 211 of the Clean Air Act.
(2) A “biodiesel fuel provider” is a covered person whose principal business (the sales-related activity that produces the greatest gross revenue) is producing, storing, refining, processing, transporting, distributing, importing, or selling at wholesale or retail biodiesel fuel. This does not include a person whose principal business is: (A) transforming the biodiesel fuel into a product that is not a fuel; (B) consuming biodiesel fuel as a feedstock or fuel in the manufacture of a product that is not biodiesel fuel.
One of the most promising markets for biodiesel fuel in the near-term involves trucking fleets that are required to comply with EPAct or otherwise required to use renewable fuels. EPAct requires that in fiscal year (FY) 1999 and beyond, 75% of all covered vehicle acquisitions by Federal agencies must be Alternative Fuel Vehicles (AFVs).

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Executive Order (EO) 13149 sets a goal for covered Federal agencies to reduce petroleum consumption by FY 2005, requiring agencies to increase alternative fuel use in AFVs.
In FY 2002, the DOE acquired 678 AFV’s and received 227 extra credits for acquiring dedicated AFV’s and using Biodiesel fuel, for a total of 905 EPAct credits. Compared to the EPAct requirement of 824 AFV credits (75% of the 1,099 covered acquisitions), the DOE achieved 83% EPAct compliance. Similarly in FY 2001, the DOE received 109% EPAct credits, 96% in FY 2000 and 112% in FY 1999. Agencies can exceed EPAct requirements significantly by earning extra EPAct credits through acquisition of AFV’s in geographically exempt areas, acquisition of dedicated AFV’s and biodiesel fuel use.
Biodiesel’s total use as well as its use as a percentage of the total alternative fuel used at the DOE has increased significantly from 1999.
DOE’s Biodiesel Use (GGE)

	Biodiesel	Total Alt	Biodiesel
Year	Use	Fuel Use	% of Total
1999	116	30,165	0.385%
2000	N/A	76,735	N/A
2001	80,071	298,161	26.855%
2002	94,166	561,454	16.772%
Another Federal user of biodiesel is the U.S. Postal Service. In 1999 the USPS used 90,000 gallons of biodiesel. That amount rose to 418,000 in 2000 and 671,000 in 2001. The National Park Service and the Department of Agriculture have also committed to biodiesel use in a portion of their vehicles. Statistics beyond 2001 have not been made available.
B. Renewable Fuel Standard (RFS)
The RFS, which was recently passed by Congress, requires that a certain percentage of fuel be comprised of renewable fuels. Conservative estimates project that with EPAct and the enactment of a RFS, biodiesel production could increase from nearly 40 million gallons today, to 400 to 700 million gallons by the year 2016. An increase of this magnitude would have tremendous implications for the biodiesel industry and the industries that supply it. Regulations will be developed, as authorized by the Energy Bill, to ensure that fuel that is sold or introduced into commerce in the U.S., on an annual average basis, contains the applicable volume of renewable fuel (which includes ethanol and biodiesel).
Applicable Volume of Renewable Fuel

Calendar Year	Billions of Gallons
2006	4.0
2007	4.7
2008	5.4
2009	6.1
2010	6.8
2011	7.4
2012	7.5

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C. Bioenergy Program
The Bioenergy Program was created to promote sustained increases in bioenergy production and related industrial agricultural commodities, as well as help improve the environment through the production and use of cleaner burning fuels. This has been the most instrumental program in developing the biodiesel industry. Under this program, the Secretary of Agriculture makes payments through the Commodity Credit Corporation to eligible producers to encourage increased purchases of eligible commodities (energy feedstocks) for the purpose of expanding production of bioenergy and supporting new production capacity. Payments to eligible producers are based on the increase in quantity of bioenergy they produce during a fiscal year over the quantity they produced during the preceding fiscal year. Qualified or eligible producers would be paid for each gallon of increased biodiesel production produced by that firm.
The 2002 Farm Bill reauthorized this program and broadened the list of eligible feedstocks to include animal byproducts and fats, oils and greases (including recycled fats, oils, and greases). This was in addition to virgin fats and oils. The Secretary of Agriculture could use up to $115.5 million for FY 2003 and up to $150 million annually for FY’s 2004-06. The level of benefits paid for base production will be gradually phased down from 50% in 2003, to 30% in 2004, 15% in 2005 and eliminated in 2006, which means that plants not currently under construction or at least currently planned, will not benefit from the base production part of the program unless they begin production quickly, or unless the program is extended or reauthorized.
With respect to payment, the law specifies that the Secretary will make payments to eligible producers, based on the quantity of bioenergy produced by the eligible producer during a fiscal year that exceeds the quantity of bioenergy produced by the eligible producer during the preceding fiscal year. The statute specified that the payment rate to an eligible producer that produces less than 65,000,000 gallons of bioenergy would be such as to provide reimbursement for 1 feedstock unit for every 2.5 feedstock units of eligible commodity used for increased production. For the producers of 65,000,000 or more gallons the law specified that the producer would be reimbursed 1 feedstock unit for every 3.5 feedstock units of eligible commodity used for increased production.
The new law also addresses the possibility that the amount of program funds made available for a fiscal year under section 9010 might not be sufficient to allow full payment to all producers. If so, the Secretary was directed to prorate the funds among eligible producers. Also, the statute specified that if the total amount of payments that an eligible producer receives for a fiscal year exceeds the amount that the producer should have received, they must repay the excess with interest. Further, the legislation provided that no producer could receive more than 5 percent of the total amount made available for a fiscal year ($7,500,000 if a total of $150,000,000 is made available in a given year). And, it was specified that, to be eligible to receive a payment, a producer had to meet all other requirements of Federal law (including regulations) applicable to the production of bioenergy.

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The formula for calculating Bioenergy Program payments is based upon the price of the feedstock that is used to make biodiesel. In the past, the amount of subsidy paid for new biodiesel production ranged from $1.03 to $1.43 per gallon. This amount is expected to rise to more than $2.00 per gallon in 2004 based upon current soybean prices. Biodiesel produced from animal fats are eligible for the Bioenergy subsidy at a rate of approximately one-half of the soybean oil rate. Biodiesel producers must be registered to sell fuel in the U.S. and must sign up for the Bioenergy Program during the designated signup period, which is typically in August. To sign up for the Bioenergy Program, a firm should join the National Biodiesel Board to gain access to health effects data for biodiesel and complete form CCC 850. Although it is not an exceptionally cumbersome process, this process could take a few months for a prospective biodiesel producer. An example of Program payments can be found in Attachment 5.
The U.S. farm bill has become a very integral component in the development of the renewable fuels market. For the first time ever, an Energy Title was included as part of the 2002 Farm Bill. TITLE IX – ENERGY was included to encourage, promote and monetarily support the development of renewable fuels in the U.S. by providing:
•	Federal Procurement Guidelines for Bio-based Products

•	Biorefinery Development Grants

•	Biodiesel Fuel Education Program

•	Energy Audit and Renewable Energy Development Program

•	Renewable Energy Systems and Energy Efficiency Improvements

•	Hydrogen and Fuel Cell Technologies

•	Biomass Research and Development
The Energy Title authorizes funding for these programs through the year 2006 and demonstrates Congressional commitment to renewable fuels. As we approach 2006 there is no clear indication whether Congressional commitment for renewable fuels will continue. For purposes of this study, FBA will assume that Bioenergy Payments will not be available to Northwest Iowa Renewable Energy.
D. The 2005 Energy Bill and the Biodiesel Tax Credit
Congress recently passed, and the President signed, a law that will provide significant incentive to produce and distribute biodiesel in the U.S. The biodiesel tax credit provides diesel fuel distributors 1 cent for each percent of biodiesel blended with petroleum diesel fuel up to $1.00 per gallon for biodiesel produced from virgin feedstocks such as vegetable oil and animal fat.
The incentive for non-virgin based biodiesel is 50% of the virgin rate. Non-virgin feedstock would include yellow grease or “recycled” vegetable oil from restaurants. It is expected that a portion of this incentive would be reimbursed to the biodiesel producer from the blender in the form of higher payments for the biodiesel (effectively paying market prices). For purposes of this analysis it is assumed that Northwest Iowa Renewable Energy will receive approximately 95% (95¢) of the blender’s credit in the

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form of a higher biodiesel price. This assumption is based on current industry practices and is indicated in a line item in the biodiesel proforma.
The 2005 Energy Bill provided an extension of the Biodiesel Tax Credit through 2008. Also included in the Energy Bill is a provision for an income tax credit of $0.10 per gallon on the first 15 million gallons of biodiesel production by “Small Agri-Biodiesel Producers.” A small producer is defined as a producer with capacity below 60 million gallons per year. For a facility of 15 to 60 million gallons, this results in a net credit of $1.5 million per year for an eligible producer.
Other biodiesel initiatives in the Energy Bill of 2005 include:
•	A new truck retrofit grant program;

•	A biodiesel testing program;

•	An increase in the Clean School Bus program to $55 million;

•	A repeal of the sun-setting Biomass and Research program;

•	A Renewable Fuel Standard;

•	A Credit for installation of alternative fueling stations.
E. State Programs
There are many states that have passed, or are in the process of passing, biodiesel specific legislation to increase the amount of biodiesel demanded and produced. One state that has a widely recognized biodiesel incentive is Minnesota.
•	Minnesota is a pioneering leader in farmer-owned dry-grind ethanol plants, Minnesota became the first state to mandate biodiesel use when in 2002 it passed legislation to require a 2% inclusion of biodiesel into the state’s petroleum diesel supply effective in 2005. For the mandate to become effective, two out of three conditions must be met:
1.	Eight million gallons of biodiesel production capacity must be in place in the state.

2.	Eighteen months must have passed after the federal or state government enacts, through taxes imposed, tax credits or otherwise creates a 2 cent or more per gallon reduction in the cost of diesel fuel containing at least 2% biodiesel.

3.	The date June 30, 2005 must have passed.
To date, all three of these conditions have been met with the recent start-up of a 30 million gallon biodiesel facility in Minnesota.
Iowa’s incentive for biodiesel is not as broad based as Minnesota’s, however it does provide a mandate for state diesel purchases:

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Iowa
In April 2005, Iowa Governor Tom Vilsack issued Executive Order Number 41, directing state agencies to obtain at least 10% of their electricity from renewable-energy sources by 2010. To satisfy this requirement, agencies may generate their own renewable energy or may participate in an Iowa utility’s green-power program. All state agencies are required to submit quarterly reports on their progress toward meeting the goals of this policy. The order also directs state agencies to buy energy-efficient equipment and reduce energy use in buildings 15% by 2010, relative to their energy use in 2000.
Furthermore, under terms of the order, by 2010 the state’s light-duty vehicle fleets (vehicles other than heavy trucks) must consist of hybrid-electric vehicles and/or vehicles that use alternative fuels, with the exception of law-enforcement vehicles. Bulk diesel fuel purchased by the state must contain 5% renewable fuel (such as biodiesel) by 2007, increasing to 20% by 2010.
Many other states have recently passed biodiesel specific legislation to promote biodiesel production and use. The more prominent examples include:
Texas
Biodiesel has a state fuel tax exemption when blended with petroleum diesel fuel as stated in Texas Statute 162: (162.204)
the volume of water, fuel ethanol, biodiesel, or mixtures thereof that are blended together with taxable diesel fuel when the finished product sold or used is clearly identified on the retail pump, storage tank, and sales invoice as a combination of diesel fuel and water, fuel ethanol, biodiesel, or mixtures thereof;
This exemption is the equivalent of 20 cents per gallon as illustrated in the following table: (Note: Federal Tax Credit not considered in this illustration)

	Diesel Fuel Tax
	Excise Tax	Addl Tax	Total Tax
Texas	20.00		20.00
Federal	24.30	0.10	24.40

Total	44.30	0.10	44.40

	Biodiesel Fuel Tax
	Excise Tax	Addl Tax	Total Tax
Texas	0.00		0.00
Federal	24.30	0.10	24.40

Total	24.30	0.10	24.40
This 20 cent per gallon state tax exemption will help to make biodiesel prices more competitive with diesel fuel. Combined with the Federal Tax Credit, Texas has created an environment that is very attractive to the biodiesel industry.

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A grant program has also been established (pending appropriations) that will provide funding to biodiesel producers up to 18 million gallons per year. In effect, a biodiesel producer would submit a 3.2 cent per gallon payment to the program and be eligible to receive a grant of 20 cents per gallon for biodiesel produced, resulting in a net grant of 16.8 cents per gallon. Each Texas plant would be eligible to receive such payments for 10 years after the plant start date. Note that funding for this program is questionable at this time.
Mississippi
House bill 928 adds biodiesel to existing cash payment law for producers of ethanol, wet alcohol and others. Biodiesel is undefined, and there is no implementation language (such as cents per gallon) like ethanol (20¢ per gallon). This legislation has not been funded to date.
Arkansas
Passed the Consolidated Incentive Act (Act 182 of 2003), which makes biodiesel plants eligible for tax incentives depending on where the facility locates, their investment and the number of jobs created. Option 1 offers the possibility of a 10% investment tax credit. Option 2 offers the possibility of a job creation tax credit 1% to 5% of payroll each year for up to 5 years. Both options offer the possibility of a refund of sales and use taxes, a job creation cash rebate of 3.9% to 5% of payroll each year up to 10 years, a 33% tax credit for research and development done in conjunction with a state university, and a 10% tax credit for R&D done in-house.
Missouri
Enacted a Biodiesel Incentive Program Statute wherein “A Missouri biodiesel producer shall be eligible for a monthly grant from the fund, except that the producer shall only be eligible for the grant for a total of sixty months. The amount of the grant is determined by calculating the estimated gallons of biodiesel production to be produced from Missouri agricultural products for the succeeding calendar month, as certified by the department of agriculture, and applying such figure to the per-gallon incentive credit .... Each Missouri biodiesel producer shall be eligible for a total grant in any fiscal year equal to twenty cents per gallon for the first twelve and one-half million gallons of biodiesel produced from Missouri agricultural products in the fiscal year plus five cents per gallon for the next twelve and one-half million gallons of biodiesel produced from Missouri agricultural products in the fiscal year. All such biodiesel produced by a Missouri biodiesel producer in excess of twenty-five million gallons shall not be applied to the computation of a grant pursuant to this subsection. The department of agriculture shall pay all grants for a particular month by the fifteenth day after receipt and approval of the application described in subsection 4 of this section. If actual production of biodiesel during a particular month either exceeds or is less than that estimated by a Missouri biodiesel producer, the department of agriculture shall adjust the subsequent monthly grant by paying additional amount or subtracting the amount in deficiency by using the calculation described in this subsection.”

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Illinois
Legislation provides a 20% tax exemption for biodiesel blends between B1 and B10 and a full exemption on blends above B10 on all sales prior to December 31, 2013. The standard rate of taxation that this exemption is applicable to is 6.25%. On $0.92 diesel fuel, this would equate to $0.0115 to $0.0575 per gallon. Illinois also has a Renewable Fuels Development Program that directs the Commerce Department to develop a program that administers grants to those constructing, modifying, altering or retrofitting a renewable fuels plant. Such grants shall not exceed $15 million total per annum (total amount in pool) and plant size must be at least 30 million gallons per year.
Renewable Fuels Development Program (RFDP) This program was established by Public Act 93-15 to provide grants for the construction of new biofuels production facilities in Illinois. It was signed by Governor Blagojevich in June 2003. This program provides $15 million in FY’04. The minimum eligible facility size is 30 million gallons per year. A Project Labor Agreement is required to be eligible to receive a grant award. Maximum RFDP grant award is $6.5 million, including up to $1.5 million in rural economic development incentives. Total grant award cannot exceed 10% of the total construction costs of the facility. Provides a $0.10 per gallon incentive for the construction of new facilities up to the maximum grant award of $6.5 million. Provides a $0.05 per gallon incentive for the modification, alteration, or retrofitting of an existing facility up to the maximum grant award of $6.5 million.
V. BIODIESEL PRODUCT MARKETS
A. Biodiesel Demand Projections
The U.S. biodiesel industry, which began on a commercial scale in the mid to late 1990’s, has grown at a rate averaging more than 100% per year for the past five years. This growth rate is illustrated in the following graph:

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The industry growth has occurred mostly without state or federal incentives – except for the Bioenergy Program, which began in 2001 and is currently set to expire in 2006. This program was instituted as a part of the Farm Bill, which also expires in 2006. Assuming that the Bioenergy Program expires without reauthorization in 2006, FBA projects that at a minimum biodiesel demand could grow to 355 million gallons by the year 2012 (see the following chart) based upon historical growth patterns and projections published by AUS Consulting.

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This would require an average growth rate of 37% across that span of time, which is much lower than the growth rate over the previous five years.
A higher biodiesel growth rate may occur if the Bioenergy Program is extended past 2006. Considering the fact that the Blender’s Credit was extended until 2008, the Renewable Fuel Standard was passed, and many states have passed their own incentive programs, it is possible that the biodiesel industry could grow well beyond 355 million gallons. FBA projects that the average annual growth, at a maximum, would be 52%. The primary limiting factor will be the availability and cost of feedstock. A projection with these assumptions is indicated in the following graph.

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The following table and chart details FBA’s projected growth rates for biodiesel under both of these scenarios:
Biodiesel Growth Rate Projections through 2012

	Minimum		Maximum
	Growth	Percentage	Growth	Percentage
	Rate	Gain	Rate	Gain
1999	0.50		0.5
2000	2	300%	2	300%
2001	5	150%	5	150%
2002	10	100%	10	100%
2003	25	150%	25	150%
2004	40	60%	40	60%
2005	60	50%	60	50%
2006	125	108%	200	233%
2007	155	24%	350	75%
2008	200	29%	510	46%
2009	240	20%	610	20%
2010	275	15%	725	19%
2011	320	16%	800	10%
2012	355	11%	950	19%
Projections for biodiesel growth under both scenarios are shown in the following chart:

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B. EPA Low-Sulfur Diesel Fuel Regulation Impact
The Environmental Protection Agency (EPA) has issued regulations to reduce the amount of sulfur in diesel fuel to improve air quality. The removal of sulfur from diesel fuel also reduces its lubricity. This reduction in lubricity must be corrected with fuel additives. This could significantly impact the demand for biodiesel due to its inherent lubricating properties.
These regulations are outlined below:
On-Road Diesel Fuel
1. EPA Sulfur regulations will require the reduction of sulfur emissions from on-road vehicles from 500 parts per million (ppm) to 15 ppm in 2006.
Off-Road Diesel Fuel
2. EPA Sulfur regulations will require the reduction of sulfur emissions from off-road vehicles in phases. Phase I will become effective in 2007 and requires sulfur emissions to be reduced to 500 ppm (excluding industrial boilers, home heating and aircraft). Phase II becomes effective in 2010 and requires sulfur emissions to be reduced to 15 ppm (same as on-road level).
It is reasonable to assume that the implementation of this regulation would be positive for biodiesel because biodiesel has a high lubricity level even at blends as low as 1% to 2% and contains no sulfur.

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Achieving these low-sulfur standards will not be easy for the industry. The problem resides more with petroleum refining and transportation companies rather than big oil companies per se. On the refining side, the capital cost for refining equipment to remove the sulfur is one of the most prohibitive factors. According to the Oil & Gas Journal, clean fuels projects are going to consume in excess of $1 billion in capital over the next few years. However, recent surveys have indicated that refiners have made little progress to comply with clean gasoline and diesel fuel regulations.
Another problem for low-sulfur diesel is product transportation. Pipeline tests for low-sulfur diesel have not been positive so far. Contaminations by higher sulfur oil products that share the pipeline seem to be the main culprit. For instance, a 0.1% contamination of 5,000 ppm sulfur heating oil into Ultra Low Sulfur Diesel (ULSD, 15 ppm) would raise the sulfur content of the ULSD by 5 ppm.
Compounding the problem is the fact that on-road implementation dates for ULSD are different than off-road dates. Distribution locations will have to deal with multiple products, yet the infrastructure is not in place to handle multiple products at this time. Should off-spec product be created in the pipeline between the refinery and the terminal tanks, significant contamination at the terminal could occur. This possibility has pipeline operators and distributors concerned. Recent surveys indicate that among refiners, 90% agree or strongly agree that product distribution will present a significant challenge to the production of ULSD. 70% of respondents said that implementation of on-road ULSD would be difficult or extremely difficult.
Another important factor for the refiners is what to do with the sulfur once it is removed. Currently, the largest market for sulfur is the phosphate fertilizer industry, which consumes 50% of the sulfur available in the marketplace. The amount of excess sulfur in the market could double by 2010 because of the ULSD regulations. This will put pressure on the value of sulfur, thus increasing the cost of production of ULSD. This cost would most likely be passed on to consumers in the form of higher fuel prices.
Implementation of ULSD regulations appears to have positive implications for biodiesel. As stated earlier, biodiesel contains no sulfur. When blended into diesel fuel, biodiesel will reduce the overall sulfur content of the diesel fuel through dilution. Furthermore, biodiesel has a high level of lubricity. The lubricity characteristic of biodiesel should be considered positive for ULSD fuel. Diesel fuel lubricity is reduced when the sulfur is removed. Biodiesel adds more lubricity back to the fuel than what is lost when sulfur is removed.
In summary, refiners and distributors are concerned that they will not be successful at implementing the Ultra Low Sulfur Diesel by 2006 without incurring significant costs that would have to be passed on to diesel customers. However, biodiesel provides an effective lubricity alternative for low sulfur petroleum diesel.

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Heating Oil
It is widely known that poor fuel quality and sulfur emissions contribute to the fouling of heating oil burners and boilers. This condition lowers the efficiency of the heating system and demands more frequent cleaning. The cost of lower efficiency results in higher fuel consumption. The cleaning cost is paid by the consumer or by the retailer of fuel oil in the event the consumer has a service contract (which is a common business practice in the industry). Cleaner fuels have a positive impact on the retailer’s bottom line in lower service expenses. The NBB’s Warwick Rhode Island study, (sponsored by the National Renewable Energy Lab) has unequivocally shown that Biodiesel blends up to 20% have positively impacted the cleanliness of filters, strainers and nozzles all fuel wetted parts that have chronically damaged a fuel oil dealers bottom-lines because of premature failure.
The use of biodiesel to heat homes and buildings is common practice in Italy, but it is a new concept in the United States. American studies of blends of biodiesel and heating oil have been completed by Brookhaven National Laboratory, Upton, NY, “Biodiesel Blends in Space Heating Equipment” C.R. Krishna, December 2001, funded by National Renewable Energy Laboratory, Program Manager, and Dr. Shaine K. Tyson. The report number is BNL-68852 and can only be accessed through Brookhaven Labs with NREL authorization.
A preliminary analysis of biodiesel produced from soybean oil had been conducted in a Beckett Oil Burner which is one of several popular oil burners in use throughout the saturated home heating oil marketplace noted earlier in this paper. In cooperative spirit with Ag Environmental Products this material was released to NBB and is titled Soy Diesel: An Investigation of Its Use in a Beckett Oil Burner, dated April 22, 1993. This was possibly the first official investigation of biodiesel as a home heating oil replacement or heating oil blend stock ever prepared. Some key highlights of this early evaluation uncovered the following highlights:
•	Both the soy diesel and fuel oil were close in performance (similar BTU content and combustion characteristics with the soy diesel showing a tendency toward less smoke and sulfur oxides while the fuel oil showed a slightly brighter flame.

•	The materials in the burner were compatible with soy diesel with the exception of some gaskets and label adhesives which runs parallel with what we know of material compatibility issues with biodiesel in the diesel fuel marketplace which is clearly outlined on the NBB website listed under the Fuel Facts.

•	Soy diesel appeared very thermally stable compared to fuel oil.

•	Soy diesel has virtually no sulfur which helped reduced sulfur oxides emissions, the leading cause of maintenance issues.
(Reference: National Biodiesel Board)

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C. Meeting Emission Standards with New Diesel Engine Technology
The major diesel engine manufacturers in the U.S. market are:
•	Caterpillar Co.

•	Cummins Engine Co.

•	Detroit Diesel Corp.

•	Mack Trucks

•	Navistar International Transportation Corp.

•	Volvo Truck Corp.

•	Renault SA (Mack Truck’s Corporate parent)
The diesel engine and vehicle industries are about to undergo the most dramatic design change in their 100 year history. The EPA has mandated that Model Year 2007 on-road diesel engines produce over 90% less particulate matter and 90% less NOx than existing diesel engines using conventional petroleum based diesel fuel. This will make the new diesel engines much cleaner then the cleanest natural gas engine available today.
To accomplish this 90% reduction, the diesel engine will be dramatically modified to reduce engine-out emissions and new catalyst and muffler technology (called “after-treatment) will be added to the exhaust system of the vehicle.
The catalyst and muffler technologies being considered are all poisoned by even small amounts of sulfur. Therefore, in order to provide the diesel fuel that will allow these new technologies to work, EPA has mandated the previously described sulfur reduction regulations. The only fuels for diesel engines that will be legal for commerce in the U.S. in 2007 will be those that have been proven to operate with these new diesel engines and after-treatment technologies.
The biodiesel industry has been diligently working with the Original Equipment Manufacturer’s (OEMs) to make sure that biodiesel blends are incorporated into the development of the new engines. The OEMs and the Department of Energy have both requested that the biodiesel industry provide funding to help incorporate biodiesel into the new diesel engine and after-treatment development programs. The biodiesel industry is expecting to commit $2.1 million over three years to this effort. If the biodiesel industry is successful and biodiesel is incorporated into these engine designs now, then biodiesel will have an advantage over other alternative fuels.
The biodiesel industry recognizes that the EPA targets cannot be achieved by just switching to biodiesel, which is the reason why the biodiesel industry is working with the OEMs. The biodiesel industry is targeting the OEMs to use biodiesel blends of 20% (B20) in the development of their new engines.

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D. Sales Channels for Biodiesel Products
The market for Biodiesel in the United States can be segmented into the wholesale, retail and government sectors. Biodiesel producers can sell into each of these segments, but should try to maximize wholesale distributor, retail, and government contracts because of their potential for higher margin and long-term commitment versus biodiesel marketers. A brief description of each segment follows:
Biodiesel Wholesale Marketers:
The wholesale market is dominated by a few firms such as World Energy and West Central. World Energy specializes in biodiesel marketing and distribution. These firms may produce biodiesel, but are not required to do so. Most of a new plant’s production could be sold through the wholesale channel if necessary, but using the wholesale distribution channel usually requires the loss of some sales margin for the benefit of reaching larger markets and a reduction in the cost of marketing. World Energy is an alternative that should be pursued in a diversified marketing strategy.
Wholesale Distributors:
The retail market consists of biodiesel distribution primarily through fueling stations to transport trucks and other retail consumers. Retail level distributors include oil companies, independent station owners, marinas and railroad operators. The retail market must be developed through a comprehensive marketing approach, which requires extensive work and an experienced marketing professional. Retail distribution offers the best potential for higher margin customers.
Retail:
Biodiesel branding may also enhance the retail segment approach as it establishes a unique product that could be identified by end-users. However a branded approach could require an extended time to develop necessitating a significant capital investment.
Government/Public Sector:
Some of the users in this sector include:
•	USDA - United States Department of Agriculture Vehicles

•	Iowa Department of Agriculture Vehicles

•	United States Postal Service Vehicles

•	U. S. Army Corps of Engineers

•	Iowa Department of Transportation

•	Iowa Department of Education and School Bus Programs

•	City fleets (Des Moines, Sioux City)

•	All other Federal, State and Municipal fleets
Additional biodiesel markets, such as those shown below, could be developed for an individual plant depending on NIRE’s marketing strategy:

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•	Develop a cogeneration power plant using biodiesel to provide electricity to power an industrial plant. Excess electricity could be sold back to electrical grid to help electrical companies meet Renewable Portfolio Standards.

•	Sell biodiesel to diesel generator stations that produce renewable electrical power.

•	The U.S. Postal Service is required to use competitively priced alternative fuels; aggressively pursue this business.

•	Develop market for biodiesel solvents.

•	Market biodiesel as a cleaner burning heating oil replacement or additive. The Blender’s Credit applies for this use as well.
Biodiesel Potential in the Midwest region
Diesel fuel is used for many different applications including On-Highway, Farm, Railroad, Military, Off-Highway, Commercial, Industrial, Vessel Bunkering, Electric Power and Residential use (a complete list of Potential Military Installations is included in Attachment 6). On-Highway use, Farming and Railroad use are typically the largest consumers of diesel fuel in most states. NW Iowa Renewable Energy would market to all of these sectors.
The potential for biodiesel demand can be based upon capturing a percentage of the existing diesel fuel market. Assuming biodiesel were used region-wide in Iowa in a 2% blend, the potential for biodiesel use would be 16.3 million gallons (see table below). A B20 blend would require 163 million gallons. The following projections for Iowa indicate the potential size of the biodiesel market in the state for each sector and are not intended to be portrayed as realizable market projections in the short-term.
Potential Iowa Biodiesel Usage
Iowa Diesel Fuel Oil Use by Sector - 2003 (EIA*)

				Projected Biodiesel Use
	Diesel	Diesel		Iowa	Iowa
	U.S.	Iowa		B2 Blend	B20 Blend
	(Thou. Gal.)	(Thou. Gal.)	% of U.S.	(Gallons)	(Gallons)
Residential	6,927,070	16,836	0.24%	336,720	3,367,200
Commercial	3,686,537	30,179	0.82%	603,580	6,035,800
Industrial	2,394,445	8,063	0.34%	161,260	1,612,600
Oil Company	513,511	—	0.00%	0	0
Farm	3,200,809	173,763	5.43%	3,475,260	34,752,600
Electric Utility	1,147,727	6,615	0.58%	132,300	1,323,000
Railroad	3,656,657	41,913	1.15%	838,260	8,382,600
Vessel Bunkering	2,216,921	7,003	0.32%	140,060	1,400,600
On-Highway	37,103,563	509,625	1.37%	10,192,500	101,925,000
Military	415,702	360	0.09%	7,200	72,000
Off-Highway	2,591,833	22,592	0.87%	451,840	4,518,400

Total	63,854,775	816,949	1.28%	16,338,980	163,389,800

*	Energy Information Administration

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Biodiesel produced at the Plymouth County location would need to be sold to markets both inside and outside of Iowa. It is critical that the plant have rail access that will allow it to reach markets throughout the U.S. Northwest Iowa Renewable Energy should choose a location that will have both rail and truck access. Access to rail transportation would add additional needed flexibility and provide large-volume benefits. It is also mandatory to ensure access to western markets and the ability to procure feedstock from outside of the region if opportunities arise. This strategy should provide maximum access to local, regional and national markets. REG has developed markets outside of the region that the plant will be located and will be responsible for marketing the biodiesel product for NIRE, assuming an agreement between the two companies is reached.
To penetrate the markets in the national arena, biodiesel must be priced as competitively as possible. The price of biodiesel being sold in the U.S. varies considerably among states primarily because of the type of feedstocks being utilized and the cost of transportation from the producers, the various sizes of the plants producing it and the amount of Bioenergy Program payments received by participating producers (See Biodiesel Price Survey in Attachment 7). Perhaps most important is the effect that the Blender’s Credit has on the price of biodiesel. The $1.00 per gallon credit that is gained by the blender can be used to make biodiesel competitive with petroleum diesel.
Biodiesel prices in the U.S. reportedly range from $2.15 per gallon to more than $3.00 per gallon for B100 according to Alternative Fuels Index. Although this is significantly higher than the average price for #2 Diesel fuel, the effect that blending (in addition to the Blender’s Credit) has on the final price of the blended product can minimize the cost of the overall blended product. For instance, if $3.00 B100 is blended with $1.40 petroleum diesel, the additional cost for a B2 blend is only $.03 per gallon. With diesel prices at the retail pump exceeding $2.50 per gallon, the demand for biodiesel has far exceeds available supply. Examples of the effect that blending has on the final product cost are included in Attachment 8.
Based upon historical and projected biodiesel market growth rates, FBA concludes that there is a sufficient market demand for a 30 mgy plant located in the Northwest Iowa region even with competition from other biodiesel manufacturers. However, it is a market that must be developed locally, regionally and nationally with an aggressive marketing strategy. REG has provided verbal commitments that they have a market for all of the biodiesel produced at this proposed facility, assuming the quality meets ASTM standards. Northwest Iowa Renewable Energy will be competing with a significant number of new market entrants. It will be critical to develop marketing or “off-take” agreements with end users prior to construction of the facility. It is expected that certain customers, such as municipalities, buses and large fleets would utilize B20 blends, which would significantly impact the amount of biodiesel demanded within the state.
E. Sales Channels for Glycerin By Product
The primary co-product of the biodiesel production process is glycerin, which equals about 10% of the amount of biodiesel produced. Depending on the type of biodiesel

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production process employed, small amounts of other co-products may be produced, such as soapstock and feed fat.
In addition to biodiesel production, glycerin is obtained from fats and oils during soap and fatty acid production and by transesterification (an interchange of fatty acid groups with an alcohol). It is subsequently concentrated and purified prior to commercial sale. Synthetic glycerin is produced from petrochemical building blocks via several processing steps designed to achieve the desired concentration and high product quality. Glycerin, whether recovered from triglycerides or synthesized, is principally used as a highly refined and purified product, with a very high concentration of glycerol (>95%).
Glycerin, sometimes spelled glycerine, is a commercial product whose principal component is glycerol. The terms glycerin, glycerine, and glycerol are often used interchangeably in the literature.
Glycerol has the chemical formula C3H5(OH)3. It is a tri-hydric alcohol, possessing two primary and one secondary hydroxyl groups, which are its potential reaction sites and the basis for glycerin’s versatility as a chemical raw material. For example, glycerol esters, the reaction products of glycerin with various fatty acids form an important class of derivatives that are extensively used in the food industry. The physical properties and characteristics of glycerin are as significant as its chemical properties for many applications. These qualities enable glycerin to be used as a humectant (moisturizer), plasticizer, emollient, thickener, solvent, dispersing medium, lubricant, sweetener, bodying agent, antifreeze and processing aid. It is not unusual for glycerin to contribute two or more features or attributes to a product or application. In all applications whether as a reactant or as an additive, the virtual non-toxicity and overall safety of glycerin is always of significant benefit. Glycerin applications appear to be limited only by the imagination and creativity of the scientific and technical communities.
Glycerin is one of the most versatile chemical substances known to man. It possesses a unique combination of physical and chemical properties that are utilized in myriad products. Glycerin has over 1,500 known end uses, including many applications as an ingredient or processing aid in cosmetics, toiletries, personal care, drugs, and food products. In addition, glycerin is highly stable under typical storage conditions, compatible with many other chemical materials, virtually non-toxic and non-irritating in its varied uses, and has no known negative environmental effects. A water clear, odorless, viscous liquid with a sweet taste, glycerin is derived from both natural and petrochemical feedstocks. It occurs in combined form (triglycerides) in all animal fats and vegetable oils and constitutes, on average, about 10 percent of these materials.
Most of the glycerin marketed today is manufactured to meet the stringent requirements of the United States Pharmacopeia (USP) and the Food Chemicals Codex (FCC). A significant portion of the glycerin produced in the US is also certified as Kosher. Technical grades of glycerin that are not certified as USP or FCC are also available. Glycerin is used in many consumer products such as personal care preparations, cosmetics, pharmaceuticals and foods because of its contribution to product properties,

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stability and compatibility with a wide variety of chemicals, and relative non-toxicity. For these consumer-oriented applications, the quality and purity of the ingredients is crucially important. The use of USP and FCC- certified glycerin, versus technical grade glycerin, in consumer product applications ensures that the manufacturer has specified the glycerin quality and consistency required for these products.
USP grade glycerin is produced to stringent standards as outlined by the US FDA that cover all aspects of manufacturing, testing, inspection, distribution and warehousing. It is subject to FDA rules requiring registration and listing. Glycerin produced to FCC and USP requirements are also subject to cGMP regulations (Current Good Manufacturing Practices). cGMP is a series of procedures prescribed by the FDA that includes systematic and complete record keeping on the part of the manufacturer. These procedures insure product integrity beyond what can be attained by physical and chemical testing. Requirements exist not only for record keeping and traceability to insure product quality, but include such items as building lighting, ventilation, building maintenance, and refuse containment and disposal. All facilities are subject to US FDA inspection. The regulations for cGMP are covered in the 21 Code of Federal Regulations, Sections 210 and 211.
One reason that glycerin has been adapted to such a variety of uses is simply out of necessity. For over 100 years it has been a by-product of a chemical process. The current U.S. consumption of glycerin is approximately 58 million gallons (approximately 10 pounds per gallon). The current value of refined USP glycerin is $0.30 to $0.45 per pound, and approximately $0.05 per pound for crude glycerin. Technical grade glycerin sells at a discount to USP depending on the level of refinement and the application. If the biodiesel industry grows as projected over the next ten years, there will be twice as much glycerin in the marketplace as there is today. This is will put significant downward pressure on the price unless new and innovative uses for glycerin are developed.
Indications from experts in glycerin trading are that there is a well defined range within which glycerin trades. At a value of around $0.20 per pound glycerin becomes inexpensive enough to supplant other materials in many applications. Above a value of about $0.50 per pound synthetic glycerin becomes an option in the marketplace. This trading range provides a reasonable floor from which to evaluate purification economics.
Glycerin markets are renowned for their complexity and unpredictability. Because glycerin is produced primarily as a co-product, demand for the primary products influences the amount of glycerin produced. Besides the existing biodiesel producers, there are a number of other glycerin producers in the U.S. including Proctor & Gamble in Ivorydale, OH, Colgate-Palmolive in Jeffersonville, IN, and Cognis in Cincinnati, OH CLP Chemicals of Houston, Texas is a firm that specializes in the marketing of glycerin throughout the U.S. Crude glycerin can be marketed through these firms or other firms that specialize in glycerin.
Contact with a glycerin marketer located in Houston provided some additional current information regarding the market. New production from biodiesel is already being felt in

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the market as evidenced by some softening in price. A good working number for sales price is around $0.20 per pound, about $2.00 per gallon for Technical Grade 97%. Typically glycerin is shipped in truckload or rail quantities. They further indicated that the variability of the crude glycerin streams from biodiesel plants sometimes makes it difficult to move unrefined product.
A potential alternative use for the glycerin co-product is as fuel for the producer. This application provides a bottom-line value for the product. The heat content of glycerin is approximately 9500 Btu/pound. With natural gas prices of about $8.00 per million BTU, this provides a value of glycerin of about $0.076 per pound.
The refining of glycerin is not economically feasible in smaller scale biodiesel production plants. Some reports in the industry indicate that the minimum biodiesel plant size that would justify glycerin refining is between 20 and 30 million gallons. The Northwest Iowa Renewable Energy facility will produce approximately 3 million gallons of glycerin annually at a 30 million gallon per year biodiesel production rate.
F. Rail Transportation Considerations
Rail transportation will be an important factor in the long-term success of this project. Soybean oil and other feedstocks will need to be procured by rail in addition to other inputs that are required for the biodiesel process. Therefore, the long-term viability of the railroad is a critical factor to be considered.
The Plymouth County location will have access to the Burlington Northern Santa Fe (BNSF) railroad, a Class I railroad. The BNSF provides access to most regions in the U.S., except for eastern tier states which are not reasonable markets for this plant. NIRE has identified several potential sites that would have excellent rail access and the capability to handle multiple cars simultaneously, both inbound and outbound. It is unlikely that any of these locations would be at risk for rail abandonment, as there are major manufacturing and agricultural facilities that utilize rail as a primary mode of shipment in this region. A rail map (shown below) of the study region indicates the comprehensive rail transportation system in the region.

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Rail Map of NW Iowa and Surrounding Region
VI. BIODIESEL PRODUCTION
A. Chemical Fundamentals of Biodiesel Production
As has already been stated, any vegetable oil or animal fat can serve as a feedstock for biodiesel production. These feedstocks consist almost entirely of glyceride molecules that are made up of a glycerin “backbone” molecule attached to one, two or three fatty acid molecules. When three fatty acid molecules are attached, the resulting compound is called a triglyceride; one or two fatty acids are mono- and diglycerides, respectively.
There are three basic processes that have been successfully commercialized for biodiesel (methyl ester) production:
1.	Reaction of the triglyceride feedstock with an alcohol, using a base catalyst

2.	Reaction of the triglyceride feedstock with an alcohol, using a strong acid catalyst

3.	Conversion of the triglyceride to its fatty acids, and a subsequent reaction of the fatty acids with an alcohol using a strong acid catalyst.
Additionally, substantial current work is being done on the use of non-consumable catalysts for the reaction of the glycerides with alcohol to produce biodiesel. Several

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process marketers claim to have developed this process. The use of a catalyst of this sort could significantly improve the product yield and purity while reducing operating costs.
Almost all of the existing biodiesel production plants utilize the base catalyzed reaction of the triglyceride feedstock with methanol. For the feedstocks being considered in this study, the base catalyzed reaction is the most cost effective for the following reasons:
•	It is a low temperature, low pressure chemical reaction.

•	It yields a high conversion (98%) with minimal other reactions.

•	No special construction materials are required.
The chemistry for the base catalyzed production method is as follows:

Oil or fat	+	Methanol	+	CATALYST	=	Glycerin	+	Biodiesel

CH2OCOR '						CH2OH		R ' COOR
½				CATALYST		½
CHOCOR ''	+	3 ROH	+	(NaOH or KOH)	=	CHOH	+	R '' COOR
½						½
CH2OCOR '''						CH2OH		R ''' COOR
To produce biodiesel one hundred pounds of a fat or oil is reacted with 10 pounds of methanol in the presence of a catalyst (sodium or potassium hydroxide). The reaction yields almost 100 lbs. of methyl ester and 10 lbs. of glycerin. The methanol is typically fed in excess (~100%) to ensure a fast and complete reaction. It is recovered via distillation for reuse. Usually the catalyst has been premixed with the methanol in the form of sodium or potassium methoxide for ease of use.
B. Mass Balance
The theoretical process mass balance block flow diagram for a base catalyzed biodiesel process shown below demonstrates the typical product yields per pound of virgin oil feedstock input.

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Actual product yields may vary depending on the specific compositional characteristics of the feedstock and the technology that is utilized.
C. Biodiesel Production Technology
The two primary biodiesel production processing technology classifications are batch and continuous. A comparison of the characteristics associated with each classification is shown in the table below:
Comparison of Biodiesel Technology Characteristics

Characteristic	Batch	Continuous
Typical Capital Cost	Less	Greater
Economy of Scale	Less than 10 Million Gallons per year	Greater than 10 Million Gallons per Year
Feedstock Flexibility	Greater Flexibility	Less Flexibility
Consumption of Inputs	Greater	Less
Operating Cost per Gallon	Greater	Less
Automation	Less	Greater
Product Yield	Less	Greater
Product Quality Consistency	Less	Greater
Typical Plant Size	Smaller	Larger
From this table it can be seen that batch processes are usually chosen for smaller scale operations because of their lower initial capital cost resulting from their smaller size and decreased automation. The higher capital cost associated with small continuous plants usually makes them uncompetitive with batch processes from both a capital and operating cost perspective. The biodiesel processing plant size being considered for Northwest

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Iowa Renewable Energy is 30 million gallons per year, therefore a continuous process will be most appropriate for this project.
Since the European market for biodiesel is ahead of the U.S. market, it is not surprising to find that many process technology suppliers for biodiesel production can be found overseas. However, since the process for producing biodiesel is well known, process engineering firms in the U.S. have also been able to design either batch or continuous processes. Certain European technology providers have developed U.S. representatives. Existing suppliers for biodiesel technology are as follows:
Available Biodiesel Production Technology Suppliers

Company	US Representative	Process Type	Plant Sizes
Ballestra	DeSmet-Atlanta	Continuous	3-30 mgy
Biodiesel Industries	Santa Barbera, CA	Batch	0.15-3.0 mgy
Biodiesel International BDI	None	Batch/Continuous	1.5-15 mgy
Biosource Fuels	Butte, MT	Continuous	10+ mgy
Lurgi-PSI	Lurgi-Memphis	Large-Continuous	10-70 mgy
Pacific Biodiesel (PB)	PB-Hawaii/Oregon	Batch	0.4-16 mgy
Superior Process Technology (SPT)	SPF-Minneapolis	Continuous	10-70 mgy
Westfalia Separator	GEAA - Elgin, IL	Continuous	10-70 mgy
REG (West Central Coop)	Ralston, IA	Continuous	15-50 mgy
Axens NA	Princeton, NJ	Automated Batch	3-36.4 mgy
Capital Technologies International	Pittsburg, PA	Continuous	5-60 mgy
Energea	None	Continuous	3-30 mgy
Biox	None	Batch	0.5-5 mgy
Biodiesel Technologies	Austria	Continuous	0.5-2.5 mgy
Lurgi-PSI	Lurgi-Memphis	Small-Continuous	1.5 to 2.5 mgy
Cimbria Sket	Bratney - Des Moines	Continuous	10-50 mgy
FBA acquired preliminary pricing information from Renewable Energy Group (REG) for this study as requested by the client. REG is a joint venture between West Central Soy and Todd & Sargent (design build firm) using Crown Equipment technology. It should be noted that Northwest Iowa Renewable Energy has selected REG on a preliminary basis, awaiting results of the feasibility analysis to determine whether to proceed with a formal agreement.
Biodiesel Base Case Model
The base case model used for this study assumes using, at a minimum, crude degummed soybean oil as feedstock to produce biodiesel and a crude grade of glycerin. Yields may vary slightly depending on actual feedstock quality and the capability of the technology provider. Product quality guarantees for soybean oil and other feedstocks will be required by NIRE and will impact the negotiation of the technology package.

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Biodiesel Alternative Feedstock Model
This case assumes that the feedstocks used are from alternative or secondary sources. Again, the yields will vary depending on the type and quality of the feedstock.
Capital Cost
Turnkey capital cost estimates were developed for a 30 million gallon per year biodiesel facility. These capital costs were based on preliminary quotes from Renewable Energy Group (REG). Quotes from other providers may be obtained at the request of Northwest Iowa Renewable Energy, however most technology providers will require a non-disclosure agreement to provide comparable information. The estimated capital costs for the REG facility have been preliminarily estimated as shown below:
30 Million GPY Biodiesel Facility: Approximately $40,000,000
     -Capable of handling degummed soybean oil, animal fats and yellow grease with free fatty acids of 10% or less (includes working capital of approximately $5.0 million).
REG states that the biodiesel production facility will be capable of handling multiple oils that have been sufficiently pre-processed. The extent of pre-processing must be determined once the final scope of the project is set. It should be noted that this estimate may vary from the final negotiated price due to inflationary factors in the steel industry and other factors that cannot be predicted. A more accurate capital cost estimate can be obtained as the scope of the project is finalized and a preliminary engineering analysis is performed. REG is offering to provide this under contract to Northwest Iowa Renewable Energy.
A 30 million gallon per year facility would be one of the largest in the country and should have a sufficient economy of scale to compete in the foreseeable future.
Operating Cost
The per gallon operating cost estimates, including projected staffing requirements for the 30 mgy plant and the major assumptions used to calculate these assumptions are shown below. Estimates are based on the plant operating 350 days per year at design capacity.

Supplies & Services	$0.0142
Maintenance	$0.0164
Utilities ($.0523 kwh, $6.00 MMBtu)	$0.0476
Chemicals	$0.1700
Labor & Benefits	$0.0495
Insurance & Taxes	$0.0200

Subtotal	$0.3177
Selling, General & Administrative (SG&A)	$0.0500

Total Operating & SG&A	$0.3677

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Assumptions used in the determination of the above operating costs were provided by the equipment vendor and are as follows:
Natural Gas costs – $6.00 per MMBtu (currently above historic averages) Electricity – 0.0523 per Kilowatt Hour (kWh)

Chemicals -
•	Methanol - $0.90 per gallon

•	Caustic Potash (KOH) - $0.40 per pound

•	Others – as specified by equipment vendor
SG&A is comprised of accounting and sales personnel

Labor costs include:
•	Plant manager

•	Technical/Lab Manager

•	10 Operators

•	4 Lab Technician

•	4 Maintenance Technicians
Biodiesel Quality Standard, BQ-9000
BQ-9000 is a total quality program that has been developed by the National Biodiesel Board. The purpose of the program is to promote the commercial success and public acceptance of biodiesel by recognizing biodiesel producers and marketers who demonstrate compliance with acceptable quality standards. The program is designed to help assure that biodiesel fuel is produced to and maintained at the industry standard, ASTM D-6751.
The program is patterned after the ISO-9000 standards programs. The basic elements of the two systems are similar. Key focus areas are management systems, process controls, proper sample validation, off-specification product control, and recordkeeping.
BQ-9000 is expected to become a critical performance measure in the biodiesel industry in the next few years. As such it will become a critical marketing tool for all producers. By incorporating BQ-9000 into process operations from the beginning, Northwest Iowa Renewable Energy will be in the forefront of this critical initiative. West Central’s biodiesel facility has achieved BQ-9000 status and REG should be able to provide assistance in achieving this standard.

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Environmental Permitting
Development of this project will require a combined permitting effort through the Iowa Department of Natural Resources (IDNR) and the US EPA. Due to the complexity and depth of these issues, it is recommended that a qualified, comprehensive environmental consultant be employed to assist with the actual permitting process to avoid unnecessary delays.
Prior to commencement of construction all emissions should be calculated. This will include both air and water discharges.
Specific permits required are:
Air Operating Permit – If the maximum estimated potential air emissions will exceed 10% of the Title V limits for any pollutant, but less than 100%, only a construction air permit will be required before any work can commence. No air operating permit will be required if the annual HAP (methanol) emissions are less than 9.4 tons per year. If the maximum potential emissions exceed the Title V threshold, a construction permit and a one year State Operating Permit will be issued. These permits will cover the construction and first year of operation. Application for a Title V operating air permit must be submitted within one year of certification that construction is completed on equipment that would have the potential to emit in excess of the Title V threshold. Fees are based on the level of emissions of major facilities.
Storm Water Pollution Prevention Permit - If more than one acre but less than five acres of land is to be disturbed during construction, a Storm Water Pollution Prevention Plan and Notice of Intent (NOI) form must be completed and maintained at the construction site, but no permit coverage is required. If the project will disturb five acres or more, the SWPPP and NOI must be submitted to IDNR and coverage under the Stormwater Construction General permit obtained. The Construction General Permit and SWPPP will detail storm water runoff protection during the construction phase. Operation of the plant will require the development of a SWPPP and submission of an NOI for coverage under the Baseline General Stormwater Permit, which details storm water runoff protection during the operation of the plant. An application for a construction Storm Water Permit should be submitted about 45 days before construction is scheduled to begin.
Water Discharge Permit – If possible, processing through the local municipal waste water system is ideal and may not require permitting. Depending on the level of contaminants, the municipality may require pretreatment. If a municipal waste system is not available, it will be necessary to obtain an NPDES (National Pollutant Discharge Elimination System) permit. Siting becomes an important issue to insure the integrity of the ultimate discharge receptor waters and avoid potential delays in permitting. It is recommended that an application for an NPDES discharge permit be submitted at least six months before the plant begins operation.

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Water Supply Permit - If a facility decides to supply its own water then a number of permits could be needed. These include permits for water withdrawal, well siting and construction, treatment plant construction, and water system operation, and certified operator. The well siting requires an on-site survey of the area, which could take one to two weeks. The water withdrawal permit requires 45 to 60 days, because public notification is required during that permitting process. Once the design and specifications of the project, including a completed viability assessment, are submitted by a professional engineer licensed in Iowa, the construction permit is routinely issued within one to two weeks. After the system is constructed and inspected, the operation permit is routinely issued within one to two weeks .
The above permit applications can be submitted as they are prepared. Lead times on the permits vary, but generally will require application about four months before construction starts. If process waste water will be discharged to surface waters, the permitting must begin at least six months before the plant is scheduled to start up.
The following are non-permit but required prior to the start-up of the facility:
Spill Prevention, Containment and Countermeasures Plan (SPCC) – This is administered by the U.S. EPA, Region VII. As its name implies, it covers spill prevention, containment and countermeasures for all oils. The SPCC is prepared by a Professional Engineer and is not submitted, but rather maintained on site. This plan must be prepared by August, 2006 for facilities in existence, or due to start by that date. Facilities starting later than August, 2006 require the permit to be completed prior to facility start-up.

Boiler License – This is administered through the Iowa Workforce Development and requires inspection and certification of fired pressure vessels. Any boilers, heaters, etc. will require this license and regular inspection. Costs are nominal.

Radioactive Source License – Some process and laboratory instrumentation may contain low level radiation devices. These are regulated through the Iowa Department of Public Health, Bureau of Radiological Health. A moderate amount of record keeping and reporting is required as well as licensing. The license is good for 1 year. The cost of a general license is approximately $150 per year per facility.
Additional non-permit mandates are in place for Tier II reporting of potentially hazardous chemicals, EPCRA Section 313 reporting for use and production of regulated substances, and OSHA 1910 Process Safety Management. Waste management practices will require development and an EPA waste generator ID may be required for disposal of hazardous and non-hazardous solid wastes.

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VII. SITE COMPARISON ANALYSIS
Four potential sites were visited in the Northwest Iowa region to determine the viability of locating a biodiesel plant at each site. There are many factors that have to be considered in determining a feasible biodiesel location and each factor has a different “weight.” For example, feedstock availability and distance to competitors are two important factors in selecting a biodiesel production location. It could be argued that a consistent supply of reasonably priced feedstock would be more important than whether or not there are competitors in the same vicinity. If there is no feedstock available to the plant, then competition is not really important.
The following factors are considered “most important” in selecting the optimal location for a biodiesel production facility:
1)	Feedstock Availability and Cost

2)	Market Access and Size

3)	Highway, Rail and Waterway Access

4)	Natural Gas, Electricity and Water Supply

5)	Wastewater Disposal

6)	Availability of Reasonably Priced Land

7)	Labor Force

8)	Local and State Incentives
Information for each site was collected and recorded in a matrix for comparison. The matrix for the four sites in Northwest Iowa is as follows:

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Biodiesel Site Selection Matrix
Item	Site 1 - Akron	Site 2 - Hinton	Site 3 - LeMars	Site 4 - Haywarden
Location	1/2 mile south of Akron on Hghy 12, both sides of road (Plant on east and rail loadout on west?)	South of elevator in Hinton	South of LeMars	Just North of Haywarden, the Haywarden Airport strip

Legal Description	Plymouth Co., Westfield Township, T-92-N,R-48-49-W, Sec 12	Plymouth Co., Hungerford Twn.; T-90-N, R-46-W, Sec 17	Plymouth Co.; America Twn.; T-92-N, R-45-W; Sec 31	Sioux County

Highway Access	Good, on Hwy 12	Good, on Hwy 75	Southwest of intersection Lake Ave and C38	Highway 10/12

Rail Access	on DAIR (see below *), rail is located immediately adjacent to Hwy. 12 (west of road) with access to BNSF, CN and UP. Switch surcharge of $58/car with 1/2 rebated back to NIRE, minimum 2 switches per wk.	U.P. Railroad	Over 1 mile away, would have to build spur from north or cross over creek to west, not very feasible. BNSF	DAIR with access to BNSF, CN and UP Railroads. Switch surcharge of $58/car with 1/2 rebated back to NIRE, minimum 2 switches per wk.

Water Supply	good, local wells are good, can get water from local pits	OK	OK	OK

Natural Gas Supply	Northern Natural Gas, reportedly would be extended by city.	Unknown	within 1 mile	Northern Natural Gas approx. 4 miles away. Significant issue with cost of gas line and amount of gas available.

Waste Water Disposal	City of Akron	City	City	Unknown

Power	Northwest Iowa Power Cooperation, Le Mars	City of Hinton	City of LeMars

Property Size / Layout	50+ Acres	50+ Acres	OK	50+ Acres

Local Incentives	?

State Incentives	New Jobs Income Program, (Iowa Department Of Economic Development), TIF, etc.	New Jobs Income Program, (Iowa Department Of Economic Development), TIF, etc.	New Jobs Income Program, (Iowa Department Of Economic Development), TIF, etc.	New Jobs Income Program, (Iowa Department Of Economic Development), TIF, etc.

Labor Force	good	good	good	good

Other Tangibles	$5k — $8k per acre	Price Unknown	$20k per acre	Price Unknown

Other Intangibles	Rail loadout on opposite side of Hwy 12

Local/State Emissions Restrictions	No known restrictions	No known restrictions	No known restrictions	No known restrictions

Comments	Site could work but plant would set on east side of road with loadout for rail on west side; land on west side is too low for entire plant. Water, gas and sewer need further evaluation in bus. plan.	Very low ground, next to Floyd River, requires significant fill dirt (up to 8 ft for entire footprint). Site is directly across from new upscale housing development.	Rail would be a major problem, at least 1 mile from north and wold have to cross creek to west	Haven’t seen this sight but there are liquid pipelines in the area

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Description of Items

Highway Access	What is the quality of the public highways to/from the site. What is the distance and highway quality to the nearest major highways.

Rail Access	Who is the local freight carrier? What is the railroad class? How much traffic is on the rail? Future railway plans, if any?

Water Supply	What source of process and utility water exists? What are costs associated with water? What is water quality regarding hardness/contaminants? What volume of water can be supplied?

Natural Gas Supply	Where is the nearest natural gas pipeline? What volumes can be supplied? Who are available suppliers? What types of contracts can be obtained for delivery? What is current and projected pricing?

Waste Water Disposal	What disposal facilities are available for process wastewater? What facilities are available for sanitary services? What are disposal costs? If no infrastructure, what water bodies are available for wastewater flow? What quality is necessary for discharge? What are impediments to discharge?

Property Size / Layout	What is cost per acre? What is the size of property? What is shape of property? What is proximity to housing? What adjacent property is available for growth? What site preparations are required? What access will be required?

Local Incentives	What local incentives are available for facility; i.e. training assistance, revenue bonds, grants, tax incentives, enterprise zones, etc?

State Incentives	What State incentives are available: i.e. bonds, tax incentives, grants. etc?

Labor Force	What is available labor force? What are skill levels? What is prevailing wage rate? What are area benefit packages? What educational facilities exist? “Quality of Life?”

Other Tangibles	What other physical or financial advantages exist for this site?

Other Intangibles	What other non-economic advantages relate to this site or location?

Emissions Restrictions	Is the facility in an air quality non-attainment area? Are there existing, unusual restrictions on emissions (visible, component, odors, noised)?

*	D & I Railroad Company (DAIR)
The D & I Railroad was incorporated in 1981 to operate part of the Milwaukee Road purchased by South Dakota in Northwest Iowa. The railroad is owned by L.G. Everist Inc., a construction company. It is headquartered in Sioux Falls, South Dakota. The DAIR operates on 127 miles of track that is owned by South Dakota from Sioux City to Sioux Falls, South Dakota. About 39 miles are located in Iowa. The railroad shares trackage rights with the BNSF. The DAIR connects with the BNSF; Chicago, Central and Pacific; and the Union Pacific railroads in Sioux City. In Sioux Falls, the railroad connects with the BNSF. The railroad employs five people, all located in Iowa. The main products handled by the DAIR include stone products, grain and ethanol from nearby ethanol facility.
The Akron and Haywarden sites have excellent access to rail on the DAIR, which has rate tariff agreements with the BNSF, Union Pacific and CN railroads. The negatives of the sites include:
Akron – Rail is located across Hwy 12, but can be accessed via underground pipeline with little additional cost.
Hinton – Entire footprint would need approximately 8 feet of fill dirt to raise the site out of a flood zone. Site is across from new housing development which would seriously impair the development of the project.
Lamars – Rail access is over one mile away and land cost is excessive at $20,000 per acre.
Haywarden – Natural gas pipeline tie in is 4 – 5 miles away and capacity may limit future processing expansion. The cost to bring in sufficient gas capacity would be significant.
Based on FBA’s analysis, the Akron location is the optimal location to yield the greatest potential return on investment, assuming an Environmental Analysis and a full scale utility analysis proves favorable. The proposed technology provider, REG, will not provide sufficient utility requirement information until an agreement has been signed with NIRE.
The civilian labor force in the four county area is approximately 90,000, with an average unemployment rate of just over 4%. The Akron biodiesel location could feasibly draw from Woodbury, Plymouth, Sioux and Union counties.

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VIII. FINANCIAL AND ECONOMIC ANALYSIS
A flexible model containing preliminary financial returns has been developed for the 30 mgy stand-alone facility using the relevant Northwest Iowa market data. The proformas project ten years of operating results using average feedstock costs for crude degummed soybean oil and animal fat. Feedstock costs typically represent 70% to 90% of the cost of goods sold and therefore have the greatest effect on financial returns of any of the financial assumptions in the model. It will be critical to develop a long-term supply agreement for the feedstock as early in the process as possible.
The following assumptions were made in developing the financial projections.
•	12 Year Amortization Schedule

•	7% Interest Rate

•	Quoted prices for Crude Degummed soybean oil delivered to Northwest Iowa

•	Quoted prices for animal fat delivered to Northwest Iowa

•	Current Biodiesel Prices as reported by the Alternative Fuels Index

•	The Bioenergy Program Payments are not included. Without reauthorization this program will expire at the end of fiscal year 2006

•	Biodiesel Projections with 95% Biodiesel Blending Subsidy received by NIRE for all production

•	Capital cost estimates provided by REG

•	Operating costs are estimated by FBA based upon information provided by REG and actual industry models

•	Glycerin is assumed to be crude grade quality

•	The utilization of animal fat may reduce the average cost of the feedstock to the plant. The anticipated ratio is 70% soy oil and 30% animal fat or yellow grease. Actual ratios may change depending upon availability, cost and process capabilities.

•	All of NIRE’s biodiesel production is sold with 1¢ per pound delivery cost
All scenarios included assume that the Bioenergy Program Payment will not continue past Fiscal Year 2006.
*The detailed 10 year Proforma projections can be found in the Attachments section.
VIII. CONCLUSIONS AND RECOMMENDATIONS
Project Conclusions:
1.	Feedstock Factors

•	Feedstock costs represent 70 - 80% of the total cost to produce biodiesel, depending on the feedstock chosen. Therefore, feedstock supply is one of the most important aspects of this biodiesel project.

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•	Stand alone biodiesel plants typically have a lower level of feedstock supply security than integrated oilseed processing and biodiesel plants.

•	The location of the proposed plant encompasses rail and highway transportation access which improve the flexibility of delivery options for raw materials and for shipment of products.

•	The acquisition of soybean oil feedstock from multiple locations will be required, or alternative feedstocks that would supplement the soybean oil will be required to reach the 30 million gallon per year threshold. A significant amount of soy oil is produced in the region, but most is currently committed to the edible oil market.

•	No feedstock commitments or letters of intent have been secured at this point.

•	Different types of animal and vegetable fats exhibit different cold flow characteristics, which must be considered during the winter months. Therefore more expensive virgin oil feedstocks should be the primary source of feedstock during the winter months with animal fat and yellow grease relegated to supplemental feedstock status during warmer months.

•	The availability of rendered animal fat may provide 30% or more of the required feedstock requirement for a 30 million gallon facility.

•	Feedstocks (and their attendant biodiesel product) must be kept separate to control product quality and maximize the value of the blenders’ credit.

•	The procurement of the least cost feedstock(s) for at least a portion of the production will help to reduce the overall feedstock cost and improve the return on investment. An assessment of cost vs. quality must be developed in the procurement plan that NIRE develops.

•	The extension of the U.S. Biodiesel Tax Credit through 2008 in the Energy Bill of 2005 provides an incentive to produce biodiesel in the near term.

2.	Product Market Factors

•	The size of the U.S. diesel fuel market (65 billion gallons annually) dwarfs the current size of the biodiesel production capacity (100 million gallons or more annually) by a significant factor. A tremendous market potential exists given price competitiveness and distribution system access.

•	The Biodiesel Tax Credit makes biodiesel more cost competitive with petroleum diesel.

•	High diesel fuel prices have spurred biodiesel demand.

•	Most consumption of biodiesel occurs at a 2%-20% blend with diesel fuel. This allows many of the benefits of biodiesel to be gained such as emissions reduction and reduced cold flow point.

•	The current biodiesel market is weighted toward farming, government, and military consumption. The Tax Credit and higher petroleum prices expand these markets and increases the potential for shipments by rail to western markets. Sales into the heating oil and retail consumer markets will also expand as the market develops since usage in those markets also qualifies for the tax credit.

•	Glycerin, a byproduct of the biodiesel production process equates to approximately 10% of the volume of biodiesel produced.

Final Report	69

•	The glycerin market is thinly traded, highly volatile and subject to world supply and demand factors. The growth of the U.S. and European biodiesel markets has adversely affected the value of glycerin in the U.S. Additional price erosion can be expected if the U.S. biodiesel market grows to the projected levels. The beginnings of this are already being seen in the marketplace as glycerin prices have declined significantly over the past few months.

•	Sale of the glycerin co-product at refined prices would provide a significant revenue stream, provided that the quality level is at least 97.5%.

•	Crude glycerin currently sells for approximately 5 – 7.5 ¢/lb. Refined glycerin (Technical Grade) sells for approximately 15 - 25 ¢/lb currently.

3.	Technology Factors

•	The economy of scale related to capital costs for biodiesel plants typically range from approximately $1.00 per gallon of capacity to approximately $1.50 per gallon, depending on the size of the plant. 30 million gallon plants are typically closer to $1.00 per gallon of capacity. The REG plant cost is estimated to be slightly over $1.00 per gallon of biodiesel produced annually.

•	Operating costs for biodiesel plants are higher for smaller biodiesel facilities (5 mgy) when compared to larger facilities (30 mgy). This is primarily due to economy of scale and does not include feedstock cost impact. The 30 mgy facility being considered will be significantly larger than most existing plants; therefore will maintain a competitive processing cost advantage over these smaller facilities. The 30 mgy plant size is typical compared to other plants that are being considered in other parts of the U.S.

•	A 20 million gallon per year facility would still maintain an economy of scale advantage over smaller facilities, while minimizing feedstock risk.

•	Project construction lead time and complexity will increase proportionally as the size of the plant increases.

•	Technology that readily permits multiple feedstocks increases operational advantages. This advantage may be magnified if the process is capable of direct esterification of free fatty acids to the methyl esters (biodiesel). REG’s process does not provide direct esterification; rather it removes the free fatty acids from the process as a low-value co-product prior to the transesterification step. Therefore, low FFA feedstocks such as soybean oil and higher quality animal fat must be used.

•	REG’s technology provides a crude grade of glycerin 80 – 85% purity.
Preliminary Risk Assessment:
1.	Feedstock

•	As the biodiesel market grows, demand for all types of feedstocks will increase.

•	Due to the risk associated with feedstock cost and reliability of supply for a stand alone biodiesel plant, commitments for all feedstocks should be obtained before

Final Report	70

proceeding with a biodiesel project. NIRE has not obtained supply commitments at this time.

•	Preliminary supply agreements should include quantities, terms, pricing policies, preliminary schedules and quality requirements.

•	The ability to receive rail shipments should be engineered into the facility design.

•	The importance of feedstock to a project cannot be understated. Therefore, a professional commodities broker experienced in hedging and the relevant markets should be part of the team. A comprehensive risk management strategy will significantly reduce the risk associated with this project. REG has the capability to provide some or all of these services.

•	Due to the volatility and variability of feedstock costs of all types, a flexible feedstock facility for biodiesel production would reduce the project risk. Process guarantees from the technology provider must be secured to ensure that the product quality can be achieved with a variety of feedstocks.

•	Feedstock availability risk will increase as the biodiesel industry grows. While there are many factors that may increase the amount of oil feedstocks available for biodiesel, there may be periods of tight supply that would increase the risk of a stand-alone facility.

2.	Product Markets

•	The rate of growth for biodiesel will be significantly affected by the degree to which existing government subsidies are continued and the new Biodiesel Tax Credit is extended beyond 2008. The biodiesel tax credit may or may not be extended past 2008. It is anticipated that the Bioenergy Program will not be extended past 2006.

•	Mandated requirements for emissions reductions from various market segments may catalyze the growth of the market regardless of any additional cost. As an example, biodiesel is a low-cost method of improving the lubricity of ultra low sulfur diesel fuel.

•	Increasing petroleum prices also impact the long-term viability of the biodiesel market. Continued growth in demand in the worldwide markets will drive increasing prices. Growth in the world market is projected to continue. Although growth in the world market is projected to continue, a downturn in the U.S. or Asian economies could negatively impact petroleum prices, causing biodiesel to be at a price disadvantage.

•	Growth in the biodiesel industry will impact prices for the glycerin coproduct. Some softening in the market is already visible. This is most notable in the crude

Final Report	71

glycerin market due to a lack of standardized specifications and the high variability on crude glycerin quality throughout the industry.

•	Glycerin pricing is more stable in the higher purity grades, but the markets are smaller. Refinement to a moderate value-added specification appears most appropriate for maximizing product returns. There is an increased risk that crude glycerin prices could continue to fall as additional biodiesel production comes on line.

3.	Process Technology

•	The plant size examined in this study offers a sufficiently large economy of scale which would reduce the risk of biodiesel processing when compared to the majority of plants currently operating in the industry. It is possible that larger plants could be constructed; however the potential for economy of scale advantages is somewhat limited because of offsetting feedstock cost increases.

•	Maximum protection is achieved with a multi-feedstock facility. This type of process allows the use of whatever feedstock provides the best overall margin at a given point in time.

•	The risk of significant improvements in technology to render the current base catalyzed technology obsolete appears to be small. However, it should be expected that technological advances in yields and operating costs may occur over the life of the biodiesel production project. Only one technology was examined in this analysis at the request of the client.
Recommendations:
1.	There is sufficient feedstock to support a 30 million gallon per year facility in Akron with degummed or refined soybean oil procurement from multiple sources. Procurement by rail will expand the supply area yet it would increase the cost due to higher transportation costs. The plant is located in a region that has an abundance of rendered animal fat that would need to be secured by NIRE. Further discussions with Darling and Griffin and agreement on oil and fat specifications must be negotiated with all suppliers prior to plant financing. The project is feasible if NIBRE can secure supply agreements or letters of intent from multiple feedstock suppliers (soy and animal fat).

2.	A professional commodity fat and oil buyer should be retained to assist in the purchase of raw materials to minimize risk and overall costs through conservative hedging and trading activities. This person should be retained by NIRE regardless of any future association with REG.

3.	The Biodiesel technology that is selected (presumably REG) should be capable of consistently producing ASTM quality biodiesel from multiple types of feedstocks.

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Samples of all potential feedstocks should be presented to the prospective technology provider (REG) to assure that their technology will provide the yields and quality that are required.

4.	The NIRE business plan should address specific action plans to manage feedstock procurement, product marketing and risk management.

5.	A strategic decision should be made by NIRE regarding glycerin refining plans; specifically whether to jointly refine with REG or to acquire a glycerin refining facility from REG or another technology provider.

6.	The marketing component of a Business Plan for NIRE should include a description of specific end-users as well as letters of commitment to purchase biodiesel and glycerin products.

7.	NIRE should begin the permitting process and registration for the Excise Tax Credit program as soon as possible to avoid costly lead times in the commercialization process. NIRE should also consider joining the National Biodiesel Board soon to gain relevant industry information and instant access to Health Effects Data.

8.	NIRE should sign up for the Bioenergy Program although it is unlikely that the program will be extended beyond 2006. The cost will be minimal, but in the event that the program is extended, NIRE will be prepared.

Final Report	73

IX. ATTACHMENTS

Attachment 1 – U.S. Imports of Petroleum Products	75
Attachment 2 – Biodiesel and Petroleum Diesel Specifications	76
Attachment 3 – Historical Fats and Oils Prices	78
Attachment 4 – Summary of Bioenergy Program Payments	79
Attachment 5 – Potential Military Markets.	80
Attachment 6 – Biodiesel Price Survey.	81
Attachment 7 – Biodiesel Blend Scenarios.	82
Attachment 8 – Sample Project Timeline.	83
Attachment 9 – Pro Forma Analyses.	84

Final Report	74

Attachment 1 – U.S. Imports of Petroleum Products
U.S. Imports of Petroleum Products, January 2004 to Present
From: Weekly Petroleum Status Report / U. S. Energy Information Administration

Final Report	75

Attachment 2 – Biodiesel and Petroleum Diesel Specifications
Specification for U.S. Biodiesel
Table 1: Summary of ASTM D 6751

Property	ASTM Method	Value	Unit
Flash Point	D93	130.0 min.	º Celsius

Water & Sediment	D2709	0.050 max.	Volume %

Carbon Residue (100% Sample)	D4530	0.050 max.	Weight %

Sulfated Ash	D874	0.020 max.	Weight %

Viscosity @ 40ºC	D445	1.9 – 6.0	Centistokes

Sulfur	D5453	0.05 max.	Weight %

Cetane Number	D613	47 min.

Cloud Point	D2500	Report	º Celsius

Copper strip Corrosion	D130	No. 3 max.

Acid Number	D664	0.80 max.	Milligrams of Potassium Hydroxide/gram

Free Glycerin	D6584	0.020 max.	Weight %

Total Glycerin	D6584	0.240 max.	Weight %

Phosphorous Content	D4951	0.001 max.	Weight %

Atmospheric Equivalent Temperature (90% Recovered)	D1160	360 max.	º Celsius

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Specification for #2 Petroleum Diesel Fuel
Table 2: Summary of ASTM D 975 — #2 Diesel Fuel

Property	ASTM Method	Value	Unit
Flash Point	D93	52.0 min.	º Celsius

Water & Sediment	D2709 D1796	0.050 max.	Volume %

Distillation Temperature	D86	282-338	º Celsius

Viscosity @ 40ºC	D445	1.9 – 4.1	Centistokes

Ash, % Mass,	D482	0.01 max.	Weight %

Sulfur	D2622	0.50 max.	Weight %

Copper strip corrosion, 3 hr. at 50ºC	D130	No.3 max.

Cetane Number	D613	40 min.

One of the following: 1)Cetane index, min 2)Aromaticity, % vol, max.	D976 D1319	40 min. 35 max.

Ramsbottom carbon residue on 10% distillation residue	D524	0.35

Final Report	77

Attachment 3 — Historical Fats and Oils Prices

Prices of Vegetable Oils and Fats Prices
				Edible
	Soybean	Corn Oil	Palm	Tallow	Lard
	Oil Price	Price	Oil Price	Price	Price
Year	Crude,	Average,	Average,	Average,	Average,
beginning	Decatur	Chicago	Malaysia	Chicago	Chicago
October 1	Cents/lb.	Cents/lb.	Cents/lb.	Cents/lb.	Cents/lb.
	Soybean	Corn Oil	Palm Oil	Tallow	Lard
1980	22.73	25.22		21.55	20.70
1981	18.95	23.42		30.25	20.30
1982	20.62	23.82		20.72	21.40
1983	30.55	28.62		18.82	17.60
1984	29.52	29.14		28.74	28.23
1985	18.02	18.46		20.14	19.55
1986	15.36	21.43	12.43	13.49	13.69
1987	22.67	23.27	14.06	15.60	14.79
1988	21.09	21.01	18.23	17.86	16.31
1989	22.28	24.82	16.24	15.76	14.09
1990	20.98	27.50	12.29	14.62	13.30
1991	19.13	25.82	14.42	14.25	13.47
1992	21.24	20.90	16.56	15.54	13.30
1993	26.96	27.17	17.33	16.20	15.42
1994	27.51	26.47	20.18	18.42	17.53
1995	24.70	25.24	29.53	21.35	20.26
1996	22.51	24.05	23.72	22.03	21.90
1997	25.83	28.94	23.86	23.45	23.42
1998	19.80	25.30	27.26	19.05	17.86
1999	15.59	17.81	21.86	15.11	14.91
2000	14.15	13.54	14.02	11.66	12.25
2001	16.46	19.14	10.66	13.71	14.93
2002	22.04	27.25	13.70	14.80	14.22
2003	29.97	28.43	N/A	22.37	26.13
2004	22.66	24.67	N/A	16.63	27.24
Average	22.05	24.06	18.02	18.49	18.11

Final Report	78

Attachment 4 — Summary of Bioenergy Program Payments Through FY 2005
Bioenergy Program Payment Summary

	Gallons						Dollars
Producer	FY 2001	FY 2002	FY 2003*	FY 2004*	FY 2005**	Total	FY 2001	FY 2002	FY 2003	FY 2004	FY 2005**	Total
Oceanair Environmental Fuels	2,663,472	1,182,805	23,475		N/A	3,869,752	$3,351,201	$1,382,192	$24,157		N/A	$4,757,550
Interwest LC (West Central Soy)	917,816		5,896,520	6,386,267	N/A	13,200,603	$1,107,371		$6,067,737	$6,851,666	N/A	$14,026,774
Ag Processing, Inc	1,225,330	1,256,706	5,255,728		N/A	7,737,764	$1,473,939	$1,865,716	$5,408,338		N/A	$8,747,993
Griffin Industries	954,951		626,436	360,292	N/A	1,941,679	$1,208,094		$644,626	$386,548	N/A	$2,239,268
Stepan Company	630,342	3,365,750	137,538	3,096,894	N/A	7,230,524	$799,430	$4,953,450	$141,532	$3,322,580	N/A	$9,216,992
Imperial Western Products		603,484	612,417	23,838	N/A	1,239,739		$792,799	$630,200	$25,575	N/A	$1,448,574
Peter Cremer North America		660,458	5,876,141		N/A	6,536,599		$960,346	$6,046,766		N/A	$7,007,112
Sustainable Systems, LLC		2,154			N/A	2,154		$1,715			N/A	$1,715
World Energy Alternatives		1,789,875			N/A	1,789,875		$2,683,994			N/A	$2,683,994
Ag Services, Inc.			3,039	7,276	N/A	10,315			$3,127	$7,806	N/A	$10,933
Biodiesel Industries, Inc.			14,407		N/A	14,407			$14,825		N/A	$14,825
Corsicana Technologies, Inc.			90,893	1,507,416	N/A	1,598,309			$93,532	$1,617,269	N/A	$1,710,801
Soy Solutions			42,776	65,105	N/A	107,880			$44,018	$69,849	N/A	$113,867
American Bio-Fuels, LLC				294,649	N/A	294,649				$316,122	N/A	$316,122
Biodiesel of Las Vegas, Inc.				28,527	N/A	28,527				$30,606	N/A	$30,606
Biodiesel of Mississippi, Inc.				2,079,373	N/A	2,079,373				$2,230,907	N/A	$2,230,907
Bio-Energy Systems				63,298	N/A	63,298				$67,911	N/A	$67,911
Columbus Foods Company				127,775	N/A	127,775				$137,087	N/A	$137,087
Missouri Better Bean, LLC				242,687	N/A	242,687				$260,373	N/A	$260,373
Pacific Biodiesel, Inc.				191,091	N/A	191,091				$205,017	N/A	$205,017
The Proctor & Gamble Company				733,919	N/A	733,919				$787,403	N/A	$787,403
Purada Processing, LLC				3,419,331	N/A	3,419,331				$3,668,515	N/A	$3,668,515
Texoga Technologies, Inc.				18,388	N/A	18,388				$19,728	N/A	$19,728
Virginia Biodiesel Refinery, LLC				203,678	N/A	203,678				$218,521	N/A	$218,521

Total	6,391,911	8,861,232	18,579,371	18,849,804	10,802,732	52,682,318	$7,940,035	$12,640,212	$19,118,858	$20,223,483	$6,054,846	$59,922,588
Increase				12,302,600	9,825,164					$17,606,963	$5,979,088
Base				6,547,204	977,568					$2,616,521	$ 75,758

Payment per Gallon	$1.24	$1.43	$1.03	$1.07	$0.56

*	Estimated using average payment rate.

**	First Quarter Amounts Only
-Biodiesel payments only

Final Report	79

Attachment 5 – Potential Military Markets

Final Report	80

Attachment 6 – Biodiesel Price Survey

BIODIESEL	22-Sep-05		Price Per Gallon - No Taxes Included
					B100-#2						B100 - #2
Location	B100	B20	B2	#2 Diesel	Diff.	Location	B100	B20	B2	#2 Diesel	Diff.

Albany, NY	$2.9634	$2.3164	$2.1709	$2.1547	$0.8087	Los Angeles, CA	$2.8575	$2.4080	$2.3068	$2.2956	$0.5619
Albuquerque, NM	$3.0717	$2.4090	$2.2599	$2.2433	$0.8284	Louisville, KY	$3.0669	$2.3755	$2.2199	$2.2026	$0.8643
Atlanta, GA	$3.1500	$2.3742	$2.1996	$2.1802	$0.9698	Madison, WI	$3.1000	$2.3823	$2.2208	$2.2029	$0.8971
Baltimore, MD	$3.1525	$2.3640	$2.1866	$2.1669	$0.9856	Manchester, NH	$2.9240	$2.3121	$2.1744	$2.1591	$0.7649
Billings, MT	$3.2350	$2.4952	$2.3287	$2.3102	$0.9248	Miami, FL	$3.1500	$2.3784	$2.2048	$2.1855	$0.9645
Birmingham, AL	$3.1000	$2.3522	$2.1839	$2.1652	$0.9348	Minneapolis, MN	$3.2165	$2.4151	$2.2347	$2.2147	$1.0018
Boise, ID	$3.2550	$2.7037	$2.5797	$2.5659	$0.6891	Nashville, TN	$3.0980	$2.4046	$2.2485	$2.2312	$0.8668
Boston, MA	$2.8788	$2.2986	$2.1681	$2.1536	$0.7252	New Orleans, LA	$3.0500	$2.2894	$2.1183	$2.0993	$0.9507
Burlington, VT	$3.1500	$2.3950	$2.2252	$2.2063	$0.9437	Newark/NYC, NJ	$2.9494	$2.2880	$2.1392	$2.1227	$0.8267
Charleston, WV	$3.1081	$2.3587	$2.1901	$2.1714	$0.9367	Oklahoma City, OK	$3.1000	$2.3561	$2.1887	$2.1701	$0.9299
Cheyenne, WY	$3.1550	$2.5068	$2.3609	$2.3447	$0.8103	Omaha, NE	$3.2400	$2.3990	$2.2097	$2.1887	$1.0513
Chicago, IL	$3.0508	$2.3413	$2.1816	$2.1639	$0.8869	Philadelphia, PA	$3.1565	$2.3487	$2.1669	$2.1467	$1.0098
Columbia, SC	$3.1485	$2.3769	$2.2033	$2.1840	$0.9645	Phoenix, AZ	$2.8625	$2.4559	$2.3645	$2.3543	$0.5082
Columbus, OH	$3.0710	$2.3616	$2.2020	$2.1843	$0.8867	Pittsburgh, PA	$3.1013	$2.3411	$2.1700	$2.1510	$0.9503
Dallas, TX	$3.1000	$2.3778	$2.2153	$2.1972	$0.9028	Portland, ME	$2.8488	$2.3111	$2.1901	$2.1767	$0.6721
Denver, CO	$3.0367	$2.4450	$2.3119	$2.2971	$0.7396	Portland, OR	$3.0483	$2.4025	$2.2571	$2.2410	$0.8073
Des Moines, IA	$3.1191	$2.3680	$2.1990	$2.1802	$0.9389	Providence, RI	$3.1500	$2.3455	$2.1645	$2.1444	$1.0056
Detroit, Ml	$3.1271	$2.3608	$2.1884	$2.1692	$0.9579	Raleigh, NC	$3.1565	$2.3775	$2.2023	$2.1828	$0.9737
Dover, DE	$3.1500	$2.3549	$2.1760	$2.1561	$0.9939	Richmond, VA	$3.1525	$2.3719	$2.1963	$2.1768	$0.9757
Houston, TX	$3.1000	$2.3382	$2.1668	$2.1478	$0.9522	Salt Lake City, UT	$3.0500	$2.6257	$2.5302	$2.5196	$0.5304
Indianapolis, IN	$3.0439	$2.3589	$2.2048	$2.1877	$0.8562	San Francisco, CA	$2.8575	$2.3903	$2.2852	$2.2735	$0.5840
Jackson, MS	$3.1000	$2.3041	$2.1250	$2.1051	$0.9949	Seattle, WA	$2.9983	$2.3729	$2.2321	$2.2165	$0.7818
Jacksonville, FL	$3.1500	$2.4064	$2.2391	$2.2205	$0.9295	Sioux Falls, SD	$3.1000	$2.3662	$2.2010	$2.1827	$0.9173
Kansas City, MO	$3.1000	$2.3654	$2.2002	$2.1818	$0.9182	St. Louis, MO	$3.1000	$2.3699	$2.2057	$2.1874	$0.9126
Las Vegas, NV	$3.0483	$2.5239	$2.4059	$2.3928	$0.6555	Witchita, KS	$3.2205	$2.3808	$2.1919	$2.1709	$1.0496

Little Rock, AR	$3.0500	$2.3598	$2.2046	$2.1873	$0.8627	U.S. Average:	$3.0818	$2.3860	$2.2294	$2.2120	$0.8697
     Source: Alternative Fuel Index

Final Report	81

Attachment 7 –Biodiesel Blend Scenarios
U.S. Diesel Prices with Biodiesel Blends
(per gallon)

U.S. Diesel Price	B1	B2	B5	B10	B20

$2.00	$2.00	$2.00	$2.00	$2.00	$2.00
$1.90	$1.901	$1.902	$1.905	$1.91	$1.92
$1.80	$1.802	$1.804	$1.81	$1.82	$1.84
$1.70	$1.703	$1.706	$1.715	$1.73	$1.76
$1.60	$1.604	$1.608	$1.62	$1.64	$1.68
$1.50	$1.505	$1.51	$1.525	$1.55	$1.60
$1.40	$1.406	$1.412	$1.43	$1.46	$1.52
$1.30	$1.307	$1.314	$1.335	$1.37	$1.44
$1.20	$1.208	$1.216	$1.24	$1.28	$1.36
$1.10	$1.109	$1.118	$1.145	$1.19	$1.28
$1.00	$1.01	$1.02	$1.05	$1.10	$1.20
Based on a $2.00 per gallon price for non-virgin B100

U.S. Diesel Price	B1	B2	B5	B10	B20

$2.00	$2.005	$2.01	$2.025	$2.05	$2.10
$1.90	$1.906	$1.912	$1.93	$1.96	$2.02
$1.80	$1.807	$1.814	$1.835	$1.87	$1.94
$1.70	$1.708	$1.716	$1.74	$1.78	$1.86
$1.60	$1.609	$1.618	$1.645	$1.69	$1.78
$1.50	$1.51	$1.52	$1.55	$1.60	$1.70
$1.40	$1.411	$1.422	$1.455	$1.51	$1.62
$1.30	$1.312	$1.324	$1.36	$1.42	$1.54
$1.20	$1.213	$1.226	$1.265	$1.33	$1.46
$1.10	$1.114	$1.128	$1.17	$1.24	$1.38
$1.00	$1.015	$1.03	$1.075	$1.15	$1.40
Based on a $2.50 per gallon price for virgin B100
These are examples that indicate the impact that blending can have on the final biodiesel price. Note that at the lower blends the additional cost is negligible, while higher blends would have a greater impact on the cost to the consumer, assuming that the spreads between biodiesel and diesel fuel are as shown here. Frequently the spreads are lower than those indicated.

Final Report	82

Attachment 8 – NIRE Project Sample Timeline

9/6/05
Feasibility Study - First Draft
11/15/05
Seed Capital Raised
2/1/06
Announce Project
6/15/06
Complete Equity Drive
7/20/06
Ceremonial Groundbreaking
11/18/06
Begin Construction
3/30/07
Begin Start-up
Equity Drive
Civil & Site Work
Financing
Plant Commissioning
Environmental Permitting
Prospectus
Advertise
Procurement and Fabrication
Plant Start-up
Design Engineering
Construction & Assembly
9/1/05
8/31/07
10/1/05
Feasibility Study - Final Report
4/15/06
Begin Equity Drive
9/20/05
Business Plan - First Draft
5/15/06
Issue Order for Plant - Begin Engineering
6/15/06
Submit Environmental Permit Data to State
9/18/06
Begin Site Work
2/18/07
Begin Commissioning
5/11/07
Routine Operations
Timing based on typical similar projects
©2005 Frazier, Barnes and Assoc.

Note: Schedule must be adjusted accordingly as the project is developed.

Final Report	83

Attachment 9 – Pro Forma Analyses

Final Report	84

PROFORMA ANALYSES: 30 Million Gallons per Year Biodiesel
•	100% Virgin Soybean Oil

•	100% Virgin Animal Fat

•	Mixed Feedstock – 70% Soy, 30% Animal

Final Report	85

Ten-Year Financial Projection Summary
NORTHWEST IOWA RENEWABLE ENERGY BIODIESEL FACILITY - AKRON. IOWA
30.000.000 GALLONS BIODIESEL ANNUALLY

Assumptions:
100%VIRGIN SOYBEAN OIL
Total Project Cost	$40,000,000
Equity Investment @40%	$20,000,000

Initial Product Value	d/lb	Lbs./Gal Oil	Value/Gal
B100 Biodiesel			$1.55
Crude Glycerin	5.0	0.75

Total Biodiesel Value			$1.55

Feedstock Cost (Initial)
Degummed Soybean Oil	$0.2430	7.5	$1.82
Feedstock Yield	97.5%	(Estimate)
Biodiesel Production:
220,200,000 Lbs./Yr.
85,714 Gallons/Day
Biodiesel 30,000,000 Gallons/Year
Feedstock 30,769,231 Gallons/Year

Feedstock Cost in Cents/Lb.

Capacity	Capacity	Capacity	Capacity	Capacity	Capacity	Capacity	Capacity	Capacity	Capacity
85%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Yr. 1	Yr. 2	Yr. 3	Yr. 4	Yr. 5	Yr. 6	Yr. 7	Yr. 8	Yr. 9	Yr. 10
$0.24	$0.25	$0.25	$0.25	$0.26	$0.26	$0.27	$0.27	$0.27	$0.28
FINANCIAL PROJECTION

		Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
		1	2	3	4	5	6	7	8	9	10
B100 Biodiesel Sales Price Per Gallon^		$1.55	$1.58	$1.61	$1.64	$1.68	$1.71	$1.75	$1.78	$1.82	$1.85
Feedstock Cost Per Gallon of Biodiesel		$1.87	$1.90	$1.93	$1.95	$1.98	$2.01	$2.04	$2.07	$2.11	$2.14
Biodiesel Revenue		$39,525,000	$47,430,000	$48,378,600	$49,346,172	$50,333,095	$51,339,757	$52,366,552	$53,413,884	$54,482,161	$55,571,804
Glycerin Coproduct Revenue		$956,250	$1,125,000	$1,125,000	$1,125,000	$1,125,000	$1,125,000	$1,125,000	$1,125,000	$1,125,000	$1,125,000
Blenders’ Credit^		$24,225,000	$28,500,000	$28,500,000	$28,500,000	$28,500,000	$28,500,000	$28,500,000	$28,500,000	$28,500,000	$28,500,000
Feedstock Cost		$47,665,385	$56,918,077	$57,771,848	$58,638,426	$59,518,002	$60,410,772	$61,316,934	$62,236,688	$63,170,238	$64,117,792
Gross Margin		$17,040,865	$20,136,923	$20,231,752	$20,332,746	$20,440,093	$20,553,985	$20,674,619	$20,802,196	$20,936,923	$21,079,013
Gross Margin Per Gallon		$0.67	$0.67	$0.67	$0.68	$0.68	$0.69	$0.69	$0.69	$0.70	$0.70
Processing Cost	Cost/Gal.
Supplies and Services	0.0135	344,250	413,100	421,362	429,789	438,385	447,153	456,096	465,218	474,522	484,012
Maintenance	0.0164	418,200	501,840	511,877	522,114	532,557	543,208	554,072	565,153	576,456	587,986
Utilities	0.0476	1,213,800	1,456,560	1,485,691	1,515,405	1,545,713	1,576,627	1,608,160	1,640,323	1,673,130	1,706,592
Chemicals	0.1700	4,335,000	5,202,000	5,306,040	5,412,161	5,520,404	5,630,812	5,743,428	5,858,297	5,975,463	6,094,972
Labor & Benefits	0.0495	1,262,250	1,514,700	1,544,994	1,575,894	1,607,412	1,639,560	1,672,351	1,705,798	1,739,914	1,774,712
Insurance & Taxes	0.0200	510,000	612,000	624,240	636,725	649,459	662,448	675,697	689,211	702,996	717,056
Subtotal	0.3170	8,083,500	9,700,200	9,894,204	10,092,088	10,293,930	10,499,808	10,709,805	10,924,001	11,142,481	11,365,330
Selling, General & Administrative (SG&A)	0.0500	1,275,000	1,530,000	1,560,600	1,591,812	1,623,648	1,656,121	1,689,244	1,723,029	1,757,489	1,792,639
Total Operating & SG&A	0.3670	9,358,500	11,230,200	11,454,804	11,683,900	11,917,578	12,155,930	12,399,048	12,647,029	12,899,970	13,157,969
Start-up Expense (One Time)		1,500,000
Total Direct Processing Cost		10,858,500	11,230,200	11,454,804	11,683,900	11,917,578	12,155,930	12,399,048	12,647,029	12,899,970	13,157,969

EBITDA		6,182,365	8,906,723	8,776,948	8,648,846	8,522,515	8,398,055	8,275,570	8,155,167	8,036,953	7,921,044

Depreciation Expense @ 12 Yrs. Straight Line	0.1111	3,333,333	3,333,333	3,333,333	3,333,333	3,333,333	3,333,333	3,333,333	3,333,333	3,333,333	3,333,333
Interest Expense @7%	0.0324	1,400,000	1,321,737	1,237,996	1,148,393	1,052,518	949,931	840,164	722,712	597,039	462,569
Net Processing Margin	0.5106	1,449,032	4,251,653	4,205,619	4,167,120	4,136,664	4,114,791	4,102,074	4,099,121	4,106,581	4,125,141
Net Processing Margin Per Gallon Before Credits		$0.06	$0.14	$0.14	$0.14	$0.14	$0.14	$0.14	$0.14	$0.14	$0.14
Add Bioenergy Program Payment^^		0	0	0	0	0	0	0	0	0	0
Add Iowa Biodiesel Incentive^^^		0	0	0	0	0	0	0	0	0	0
State Fuel Tax Exemption^^^^		0	0	0	0	0	0	0	0	0	0
Subtract NBB Volume Dues		88,000	92,500	92,500	92,500	92,500	92,500	92,500	92,500	92,500	92,500
Net Processing Income Before Taxes		$1,361,032	$4,159,153	$4,113,119	$4,074,620	$4,044,164	$4,022,291	$4,009,574	$4,006,621	$4,014,081	$4,032,641
Net Processing Margin Per Gallon (of Feedstock)		$0.05	$0.14	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13

Return on Equity Investment (Pretax)		6.81%	20.80%	20.57%	20.37%	20.22%	20.11%	20.05%	20.03%	20.07%	20.16%
Return on Capital Investment (Pretax)		3.40%	10.40%	10.28%	10.19%	10.11%	10.06%	10.02%	10.02%	10.04%	10.08%

^	Assumes NIRE receives 95% of the Blenders’ Credit (Typically reflected in the sales price; separated here for illustrative purposes only).

^^	Bioenergy Program subsidy payments, May not be available when production starts.

^^^	Iowa has no Incentive Program.

^^^^	Not Available in Iowa

*	Projections are based on current product values and historical feedstock cost averages, which may not be indicative of future values and costs.

*	This Proforma is Based on Pre-Design Criteria and does not reflect specific site adjustments pursuant to final engineering (+/- 20%).

*	A Significant Portion of the Profits are projected to come from Government Subsidies

*	Note: Not included is 10¢ per gallon producer Income Tax Credit on first 15 million gallons (Net tax saving of $1.5 million per year).

*	Note: Current Degummed Soybean Oil prices are approximately $.2529 per pound (FOBJ.
©2005 Frazier, Barnes & Assoc.

Final Report	86

Ten-Year Financial Projection Summary
NORTHWEST IOWA RENEWABLE ENERGY BIODIESEL FACILITY - AKRON. IOWA
30.000.000 GALLONS BIODIESEL ANNUALLY

Assumptions:
Virgin Animal Fat (2% FFA)
Total Project Cost	$40,000,000
Equity Investment @ 40%	$16,000,000

Initial Product Value	d/lb.	Lbs./Gal Oil	Value/Gal
B100 Biodiesel			$1.55
Crude Glycerin	5.0	0.75
Total Biodiesel Value			$11.55
Feedstock Cost (Initial)
Virgin Animal Fat	$0.1850	7.5	$1.39
Feedstock Yield 95.8% (Estimate)
Biodiesel Production:
225,000,000 Lbs./Yr.
85,714 Gallons/Day
Biodiesel 30,000,000 Gallons/Year
Feedstock 31,315,240 Gallons/Year
Feedstock Cost in Cents/Lb.

Capacity	Capacity	Capacity	Capacity	Capacity	Capacity	Capacity	Capacity	Capacity	Capacity
85%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Yr. 1	Yr. 2	Yr. 3	Yr. 4	Yr. 5	Yr. 6	Yr. 7	Yr. 8	Yr. 9	Yr. 10
$0.19	$0.19	$0.19	$0.19	$0.20	$0.20	$0.20	$0.21	$0.21	$0.21
FINANCIAL PROJECTIONS

		Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
		1	2	3	4	5	6	7	8	9	10
B100 Biodiesel Sales Price Per Gallon^		$1.55	$1.58	$1.61	$1.64	$1.68	$1.71	$1.75	$1.78	$1.82	$1.85
Feedstock Cost per Gallon of Biodiesel		$1.45	$1.47	$1.49	$1.51	$1.54	$1.56	$1.58	$1.61	$1.63	$1.66
Biodiesel Revenue		$39,525,000	$47,430,000	$48,378,600	$49,346,172	$50,333,095	$51,339,757	$52,366,552	$53,413,884	$54,482,161	$55,571,804
Glycerin Coproduct Revenue		$956,250	$1,125,000	$1,125,000	$1,125,000	$1,125,000	$1,125,000	$1,125,000	$1,125,000	$1,125,000	$1,125,000
Blenders’ Credit^		$24,225,000	$28,500,000	$28,500,000	$28,500,000	$28,500,000	$28,500,000	$28,500,000	$28,500,000	$28,500,000	$28,500,000
Feedstock Cost		$36,932,411	$44,101,644	$44,763,169	$45,434,616	$46,116,135	$46,807,878	$47,509,996	$48,222,646	$48,945,985	$49,680,175
Gross Margin		$27,773,839	$32,953,356	$33,240,431	$33,536,556	$33,841,960	$34,156,880	$34,481,557	$34,816,238	$35,161,176	$35,516,629
Gross Margin Per Gallon		$1.09	$1.10	$1.11	$1.12	$1.18	$1.14	$1.15	$1.16	$1.17	$1.18
Processing Cost	Cost/Gal.
Technology Fee	0.0135	344,250	413,100	421,362	429,789	438,385	447,153	456,096	465,218	474,522	484,012
Maintenance	0.0164	418,200	501,840	511,877	522,114	532,557	543,208	554,072	565,153	576,456	587,986
Utilities	0.0476	1,213,800	1,456,560	1,485,691	1,515,405	1,545,713	1,576,627	1,608,160	1,640,323	1,673,130	1,706,592
Chemicals	0.1700	4,335,000	5,202,000	5,306,040	5,412,161	5,520,404	5,630,812	5,743,428	5,858,297	5,975,463	6,094,972
Labor & Benefits	0.0495	1,262,250	1,514,700	1,544,994	1,575,894	1,607,412	1,639,560	1,672,351	1,705,798	1,739,914	1,774,712
Insurance & Taxes	0.0200	510,000	612,000	624,240	636,725	649,459	662,448	675,697	689,211	702,996	717,056
Subtotal	0.3170	8,083,500	9,700,200	9,894,204	10,092,088	10,293,930	10,499,808	10,709,805	10,924,001	11,142,481	11,365,330
Selling, General & Administrative (SG&A)	0.0500	1,275,000	1,530,000	1,560,600	1,591,812	1,623,648	1,656,121	1,689,244	1,723,029	1,757,489	1,792,639

Total Operating & SG&A	0.3670	9,358,500	11,230,200	11,454,804	11,683,900	11,917,578	12,155,930	12,399,048	12,647,029	12,899,970	13,157,969
Start-up Expense (One Time)		1,500,000
Total Direct Processing Cost		10,858,500	11,230,200	11,454,804	11,683,900	11,917,578	12,155,930	12,399,048	12,647,029	12,899,970	13,157,969

EBITDA		16,915,339	21,723,156	21,785,627	21,852,656	21,924,382	22,000,950	22,082,509	22,169,209	22,261,206	22,358,660

Depreciation Expense @ 12 Yrs., Straight Line	0.1111	2,833,333	3,333,333	3,333,333	3,333,333	3,333,333	3,333,333	3,333,333	3,333,333	3,333,333	3,333,333
Interest Expense @7%	0.0226	1,400,000	1,321,737	1,237,996	1,148,393	1,052,518	949,931	840,164	722,712	597,039	462,569

Net Processing Margin	0.5007	12,682,005	17,068,085	17,214,298	17,370,929	17,538,531	17,717,686	17,909,012	18,113,163	18,330,834	18,562,758

Net Processing Margin Per Gallon Before Credits		$0.50	$0.57	$0.57	$0.58	$0.58	$0.59	$0.60	$0.60	$0.61	$0.62
Add Bioenergy Program Payment^^		0	0	0	0	0	0	0	0	0	0
Add Iowa Biodiesel Incentive^^^		0	0	0	0	0	0	0	0	0	0
State Fuel Tax Exemption^^^		0	0	0	0	0	0	0	0	0	0
Subtract NBB Volume Dues		88,000	92,500	92,500	92,500	92,500	92,500	92,500	92,500	92,500	92,500
Net Processing Income Before Taxes		$12,594,005	$16,975,585	$17,121,798	$17,278,429	$17,446,031	$17,625,186	$17,816,512	$18,020,663	$18,238,334	$18,470,258
Net Processing Margin Per Gallon (of Feedstock)		$0.47	$0.54	$0.55	$0.55	$0.56	$0.56	$0.57	$0.58	$0.58	$0.59

Return on Equity Investment (Pretax)		78.71%	106.10%	107.01%	107.99%	109.04%	110.16%	111.35%	112.63%	113.99%	115.44%
Return on Capital Investment (Pretax)		31.49%	42.44%	42.80%	43.20%	43.62%	44.06%	44.54%	45.05%	45.60%	46.18%

^	Assumes NIRE receives 95% of the Blenders’ Credit (Typically reflected in the sales price; separated here for illustrative purposes only).

^^	Bioenergy Program subsidy payments, May not be available when production starts.

^^^	Iowa has no Incentive Program.

^^^^	Not Available in Iowa

*	Projections are based on current product values and historical feedstock cost averages, which may not be indicative of future values and costs.

*	This Proforma is Based on Pro-Design Criteria and does not reflect specific site adjustments pursuant to final engineering (+/- 20%).

*	A Significant Portion of the Profits are projected to come from Government Subsidies

*	Note: Not included is 10¢ per gallon producer Income Tax Credit on first 15 million gallons (Net tax saving of $1.5 millions per year).

*	Note: Current Missouri Tallow prices are approximately $.156 per pound (FOB).
©2005 Frazier, Barnes & Assoc.

Final Report	87

Ten-Year Financial Projection Summary
NORTHWEST IOWA RENEWABLE ENERGY BIODIESEL FACILITY — AKRON. IOWA
30,000,000 GALLONS BIODIESEL ANNUALLY
Assumptions:
Mixed Feed 70% Soy Oil, 30% Animal Fat; No Glycerin Refining

Total Project Cost	$40,000,000
Equity Investment @ 40%	$16,000,000

Initial Product Value	c/lb.	Lbs./Gal Oil	Value/Gal
B100 Biodiesel			$1.55
Crude Glycerin	5.0	0.75

Total Biodiesel Value			$1.55

Feedstock Cost (Initial)
Mixed Feed (70:30) ^^	$0.2256	7.5	$1.69
Feedstock Yield	97.0%
Biodiesel Production
225,000,000 Lbs./Yr.
85,714 Gallons/Day
Biodiesel 30,000,000 Gallons/Year
Feedstock 30,931,024 Gallons/Year
Feedstock Cost in Cents/Lb.

Capacity	Capacity	Capacity	Capacity	Capacity	Capacity	Capacity	Capacity	Capacity	Capacity
85%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Yr. 1	Yr. 2	Yr. 3	Yr.4	Yr. 5	Yr. 6	Yr. 7	Yr. 8	Yr. 9	Yr. 10
$0.23	$0.23	$0.23	$0.24	$0.24	$0.24	$0.25	$0.25	$0.25	$0.26

		FINANCIAL PROJECTIONS
		Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
		1	2	3	4	5	6	7	8	9	10
B100 Biodiesel Sales Price Per Gallon^		$1.55	$1.58	$1.61	$1.64	$1.68	$1.71	$1.75	$1.78	$1.82	$1.85
Feedstock Cost Per Gallon of Biodiesel		$1.74	$1.77	$1.80	$1.82	$1.85	$1.88	$1.91	$1.94	$1.97	$1.99
Biodiesel Revenue		$39,525,000	$47,430,000	$48,378,600	$49,346,172	$50,333,095	$51,339,757	$52,366,552	$53,413,884	$54,482,161	$55,571,804
Glycerin Coproduct Revenue		$956,250	$1,125,000	$1,125,000	$1,125,000	$1,125,000	$1,125,000	$1,125,000	$1,125,000	$1,125,000	$1,125,000
Blenders’ Credit ^		$24,225,000	$28,500,000	$28,500,000	$28,500,000	$28,500,000	$28,500,000	$28,500,000	$28,500,000	$28,500,000	$28,500,000
Feedstock Cost		$44,484,998	$53,120,322	$53,917,127	$54,725,883	$55,546,772	$56,379,973	$57,225,673	$58,084,058	$58,955,319	$59,839,649
Gross Margin		$20,221,252	$23,934,678	$24,086,473	$24,245,289	$24,411,324	$24,584,784	$24,765,880	$24,954,826	$25,151,842	$25,357,156
Gross Margin Per Gallon		$0.79	$0.80	$0.80	$0.81	$0.81	$0.82	$0.83	$0.83	$0.84	$0.85

	Cost/Gal.

Processing Cost
Technology Fee	0.0135	344,250	413,100	421,362	429,789	438,385	447,153	456,096	465,218	474,522	484,012
Maintenance	0.0164	418,200	501,840	511,877	522,114	532,557	543,208	554,072	565,153	576,456	587,986
Utilities	0.0476	1,213,800	1,456,560	1,485,691	1,515,405	1,545,713	1,576,627	1,608,160	1,640,323	1,673,130	1,706,592
Chemicals	0.1700	4,335,000	5,202,000	5,306,040	5,412,161	5,520,404	5,630,812	5,743,428	5,858,297	5,975,463	6,094,972
Labor & Benefits	0.0495	1,262,250	1,514,700	1,544,994	1,575,894	1,607,412	1,639,560	1,672,351	1,705,798	1,739,914	1,774,712
Insurance & Taxes	0.0200	510,000	612,000	624,240	636,725	649,459	662,448	675,697	689,211	702,996	717,056

Subtotal	0.3170	8,083,500	9,700,200	9,894,204	10,092,088	10,293,930	10,499,808	10,709,805	10,924,001	11,142,481	11,365,330
Selling General & Administrative (SG&A)	0.0500	1,275,000	1,530,000	1,560,600	1,591,812	1,623,648	1,656,121	1,689,244	1,723,029	1,757,489	1,792,639

Total Operating &SG&A	0.3670	9,358,500	11,230,200	11,454,804	11,683,900	11,917,578	12,155,930	12,399,048	12,647,029	12,899,970	13,157,969
Start-up Expense (One Time)		1,500,000
Total Direct Processing Cost		10,858,500	11,230,200	11,454,804	11,683,900	11,917,578	12,155,930	12,399,048	12,647,029	12,899,970	13,157,969
EBITDA		9,362,752	12,704,478	12,631,669	12,561,389	12,493,746	12,428,854	12,366,831	12,307,796	12,251,873	12,199,187
Depreciation Expense @ 12 Yrs., Straight Line	0.1111	2,833,333	3,333,333	3,333,333	3,333,333	3,333,333	3,333,333	3,333,333	3,333,333	3,333,333	3,333,333
Interest Expense (a) 7%	0.0226	1,400,000	1,321,737	1,237,996	1,148,393	1,052,518	949,931	840,164	722,712	597,039	462,569

Net Processing Margin	0.5007	5,129,418	8,049,408	8,060,340	8,079,662	8,107,895	8,145,590	8,193,335	8,251,751	8,321,500	8,403,284

Net Processing Margin Per Gallon Before Credits		$0.20	$0.27	$0.27	$0.27	$0.27	$0.27	$0.27	$0.28	$0.28	$0.28
Add Bioenergy Program Payment ^^^		0	0	0	0	0	0	0	0	0	0
Add Iowa Biodiesel Incentive^^^		0	0	0	0	0	0	0	0	0	0
State Fuel Tax Exemption^^^^^		0	0	0	0	0	0	0	0	0	0
Subtract NBB Volume Dues		88,000	92,500	92,500	92,500	92,500	92,500	92,500	92,500	92,500	92,500
Net Processing Income Before Taxes		$5,041,418	$7,956,908	$7,967,840	$7,987,162	$8,015,395	$8,053,090	$8,100,835	$8,159,251	$8,229,000	$8,310,784
Net Processing Margin Per Gallon (of Feedstock)		$0.19	$0.26	$0.26	$0.26	$0.26	$0.26	$0.26	$0.26	$0.27	$0.27

Return on Equity Investment (Pretax)		31.51%	49.73%	49.80%	49.92%	50.10%	50.33%	50.63%	51.00%	51.43%	51.94%
Return on Capital Investment (Pretax)		12.60%	19.89%	19.92%	19.97%	20.04%	20.13%	20.25%	20.40%	20.57%	20.78%

^	Assumes NIRE receives 95% of the Blenders’ Credit (Typically reflected in the sales price; separated here for illustrative purposes only).

^^	Assumes 70% Virgin Soy, 30% Poultry Fat

^^^	Iowa has no Incentive Program.

^^^^	Not Available in Iowa

*	Projections are based on current product values and historical feedstock cost averages, which may not be indicative of future values and costs.

*	This Proforma is Based on Pre-Design Criteria and does not reflect specific site adjustments pursuant to final engineering (+/- 20%).

*	A Significant Portion of the Profits are projected to come from Government Subsidies

*	Note: Not included is 10f per gallon producer Income Tax Credit on first 15 million gallons (Net tax saving of $1.5 million per year).

Final Report	88